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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES

   PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

                        SCOTT CABLE COMMUNICATIONS, INC.
              ---------------------------------------------------

             (Exact name of registrant as specified in its charter)

                 TEXAS                                 75-1766202
     ----------------------------             ----------------------------
    (State or other jurisdiction of                 (I.R.S. Employer
    incorporation or organization)                 Identification No.)

    FOUR LANDMARK SQUARE, SUITE 302
         STAMFORD, CONNECTICUT                            06901
     ----------------------------             ----------------------------
    (Address of principal executive                    (Zip Code)
               offices)

   Registrant's telephone number, including area code ____(203) 323-1100____

Securities to be registered pursuant to Section 12(b) of the Act:

  TITLE OF EACH    NAME OF EACH EXCHANGE ON WHICH
      CLASS        EACH CLASS IS TO BE REGISTERED
    IS TO BE         -------------------------
   REGISTERED                   None
----------------
      None

Securities to be registered pursuant to Section 12(g) of the Act:

                              CLASS A COMMON STOCK
                    ----------------------------------------
                                (Title of Class)

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
ITEM 1. BUSINESS.
  GENERAL

    Scott Cable Communications, Inc. ("Scott" or the "Company") is engaged in the ownership and operation of cable television systems in suburban and rural markets in the United States. As of January 22, 1997, Scott owned and operated twenty-four systems, serving approximately 76,000 subscribers and passing approximately 118,000 homes located in ten states (Arkansas, California, Texas, Colorado, Louisiana, New Mexico, Ohio, North Dakota, Virginia and Nebraska). All of the Company's systems are located in areas that are in reasonably close proximity to systems operated by major multiple system operators. The Company's systems are operated under the trade name American Cable Entertainment.

    The Company's systems currently offer customers various levels of cable services consisting of a combination of broadcast television signals and satellite television signals. For an extra monthly charge, the Company's systems also offer "premium" television services to their customers. These services (such as Home Box Office-Registered Trademark-, Cinemax-Registered Trademark-, Showtime-Registered Trademark- and The Movie Channel-Registered Trademark- ) are satellite-delivered channels that consist principally of feature films, live sporting events, concerts and other special entertainment features, presented without commercial interruption. The service options offered vary from system to system, depending upon a system's channel capacity and viewer interests. Rates for services also vary from market to market and according to the type of services selected. Substantially all of the Company's systems currently offer a "broadcast basic" package, one or more satellite service tiers and several premium services. Subscribers may choose various combinations of such services.

    The Company's systems are located in suburban and rural markets. The Company believes non-urban systems generally involve less economic risk than systems in large urban markets since service in non-urban markets is often necessary to receive a wide variety of television signals (including local broadcast stations) and non-urban markets typically offer less competitive entertainment alternatives than urban markets. The Company also believes that non-urban systems have lower labor, marketing and system construction costs and higher and more predictable operating cash flow margins than systems in large urban markets.

    The cable television industry is subject to extensive governmental regulations at the federal, state and local levels. In June 1995, the Federal Communications Commissions (the "FCC") extended relief from the rate regulatory provisions of the Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Cable Act") to small cable operators such as the Company, thereby enabling greater flexibility in establishing service rates. In February 1996, Congress enacted the 1996 Telecommunications Act (the "1996 Telecom Act") which, among other things, deregulated all levels of service, except broadcast basic service, to small cable operators such as the Company. The Company believes that it has the opportunity to increase cash flow generated by its systems as a result of these developments.

    The Company's executive offices are located at Four Landmark Square, Suite 302, Stamford, Connecticut 06901. The Company's telephone number is (203) 323-1100. Scott was incorporated in Texas on May 14, 1981. Unless the context is otherwise, the term the "Company" shall mean Scott Cable Communications, Inc.

BACKGROUND

    In January 1988, Simmons Communications Merger Corp. merged (the "Merger") with and into the Company pursuant to a merger agreement whereby each share of common stock of the Company was converted into the right to receive $27.25 in cash or approximately $129.3 million in the aggregate. As a result of the Merger, the Company became highly leveraged.

    In October 1992, the 1992 Cable Act was enacted and the FCC imposed extensive regulations on the rates charged by cable television owners and operators. Beginning in 1993, the Company's revenue and cash flow were adversely impacted by these regulations as the Company was required to reduce many of its service rates effective September 1993 and again in August 1994.

    In 1993, the Company extended the maturity date of its senior indebtedness to November 1995 and in conjunction with such extension, agreed to make principal payments of $15 million in January 1994 and $18 million in March 1995. As part of the Company's efforts to satisfy these mandatory payment obligations and provide additional working capital, Scott sold cable systems located in Rancho Cucamonga, California in January 1994 for $23.6 million and Missouri, Oklahoma, Kansas and northern Texas for $12.4 million in February 1995.

    In October 1995, the Company failed to make an interest payment on its outstanding subordinated debentures and in November 1995, the Company's senior secured debt aggregating approximately $34.4 million matured and the Company failed to pay such debt on maturity. The Company entered into 90-day standstill agreements with holders of its senior bank loans and notes and holders of its senior subordinated notes in order to seek refinancing alternatives; however, the Company was unable to refinance its obligations or negotiate a restructuring on favorable terms prior to the expiration of the agreements.

BANKRUPTCY

    In February 1996, the Company, together with Ace-Texas, Inc., Ace-East, Inc., Ace-U.S., Inc., Ace-South, Inc., Ace-West, Inc., and Ace-Central, Inc., all of which were holding companies whose only assets were the then issued and outstanding shares of capital stock of the Company (collectively the "Holding Companies" and together with the Company, the "Debtors"), filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code, as amended (the "Bankruptcy Code"), with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). On August 29, 1996, the Debtors filed their Joint Plan of Reorganization, and on October 23, 1996 and November 1, 1996, respectively, the Debtors filed their First and Second Amended Joint Plan of Reorganization. During this period, the Company sought new financing to replace approximately $62.3 million of debt which had matured and negotiated new terms for approximately $88.4 million of subordinated and junior subordinated debt, including the deferral of cash interest payments for several years. On December 6, 1996, the Bankruptcy Court confirmed the Debtors Second Amended Joint Plan of Reorganization, as modified (the "Plan of Reorganization" or the "Plan") and the Plan became effective on December 18, 1996.

    The purpose of the Plan was to enable the Company to refinance a portion of its debt and restructure a portion of its debt in order to extend maturities and enhance the Company's value through anticipated cash flow growth during the next several years. The Plan of Reorganization generally provided for (i) the Company's continued operations; (ii) the consummation of a senior, secured credit facility for up to $67.5 million in loans for cash distributions to creditors and working capital; (iii) the payment in full in cash of allowed claims of holders of the Company's senior secured credit agreement and senior secured notes aggregating approximately $31.4 million, holders of the senior secured subordinated notes aggregating approximately $17.6 million and unsecured zero coupon notes aggregating approximately $13.3 million; (iv) the issuance of restructured secured notes, cash and 75,000 shares of Class C Common Stock to the holders of unsecured public subordinated debentures in the aggregate amount of $55.1 million, which includes accrued interest; (v) the issuance of restructured secured notes and 24,000 shares of Class B Common Stock to the holders of unsecured junior subordinated notes in the aggregate amount of $38.9 million; (vi) the payment of cash to holders of the Company's equity securities prior to the bankruptcy filing and the cancellation of such stock; and (vii) the issuance of 1,000 shares of Class A Common Stock to the manager of the Company's systems.

CABLE TELEVISION SYSTEMS

    A cable television system receives television, radio and data signals at the system's "headend" by means of off-air antennas, microwave relay systems and satellite earth stations. These signals are then modulated, amplified and distributed, primarily through coaxial and fiber optic distribution systems, to deliver a wide variety of channels of television programming, primarily entertainment and informational video programming to the homes of subscribers who pay fees for this service, generally on a monthly basis.

A cable television system may also originate its own television programming and other information services for distribution through the system. Cable television systems generally are constructed and operated pursuant to non-exclusive franchises or similar licenses granted by local governmental authorities for a specified period of time.

    A customer generally pays an initial installation charge and fixed monthly fees for basic and premium television services and for other services (such as the rental of converters and remote control devices). Such monthly service fees constitute the primary source of revenues for the systems. In addition to customer revenues, the systems receive revenue from additional fees paid by customers for pay-per-view programming of movies and special events and from the sale of available advertising spots on advertiser-supported programming. The systems also offer to their customers home shopping services, which pay the systems a share of revenues from sales of products in the system's service area.

THE SYSTEMS

    The Company's systems are divided into nine separate operating groups or systems located in ten states. All of the Company's systems are located in areas that are in reasonably close proximity to systems operated by major multiple system operators. The following is a summary of certain operating data, as of December 31, 1996, with respect to each system:

                                                                                                                       PERCENTAGE
OPERATING GROUPS                                     HOMES       BASIC         BASIC        PREMIUM       PREMIUM       OF TOTAL
  OR SYSTEMS                                        PASSED    SUBSCRIBERS   PENETRATION      UNITS      PENETRATION    SUBSCRIBERS
-------------------------------------------------  ---------  -----------  -------------  -----------  -------------  -------------
Alamogordo.......................................     24,009      13,933          58.0%        4,837          34.7%          18.3%
Bellefontaine....................................     10,881       7,480          68.7%        3,456          46.2%           9.9%
Chadron..........................................      5,603       4,048          72.2%        1,472          36.4%           5.3%
Cortez...........................................      2,850       2,026          71.1%          995          49.1%           2.7%
Dickinson........................................      6,700       5,241          78.2%        1,123          21.4%           6.9%
Marksville.......................................     17,229      11,911          69.1%        4,012          33.7%          15.7%
Suburban Houston.................................     30,774      14,841          48.2%       10,312          69.5%          19.6%
Radford..........................................     15,363      12,247          79.7%        4,196          34.3%          16.1%
Tahoe............................................      5,015       4,203          83.8%        1,507          35.9%           5.5%
                                                   ---------  -----------          ---    -----------          ---            ---
Total............................................    118,424      75,930          64.1%       31,910          42.0%           100%
                                                   ---------  -----------          ---    -----------          ---            ---
                                                   ---------  -----------          ---    -----------          ---            ---

    ALAMOGORDO GROUP. The Alamogordo group is comprised of four systems in New Mexico serving the communities of the City of Alamogordo (including Holloman Air Force Base and Tularosa), High Rolls, Carrizozo and Truth or Consequences ("TC"). This group has four headends serving seven franchises, the earliest of which is scheduled to expire in 2003. As of December 31, 1996, the Alamogordo group passed 24,009 homes and served 13,933 subscribers, representing approximately 18.3% of the total subscribers in the Company's systems. Basic penetration in the Alamogordo group as of such date was approximately 58.0%.

    The system serving the City of Alamogordo is the largest of the Alamogordo group, serving over 70% of the plant miles from a single headend and one microwave receive site. The portion of the system serving the City of Alamogordo operates at 300 MHz, has a channel capacity of 37 and currently uses 37 channels. The Company expects the Alamogordo portion of the system to be upgraded in 1997 and upon the consummation of the upgrade, the Company estimates that approximately 90% of the system will be capable of passing 550 MHz and will have a channel capacity of 78 channels. The Holloman portion of the Alamogordo system is operating at 550 MHz, is capable of carrying 78 channels, and currently uses 56 channels. The Tularosa portion of the system operates at 450 MHz, has a channel capacity of 62 and currently uses 56 channels. The Carrizozo system passes 450 MHz, has the capacity to carry 62 channels and currently uses 21 channels. The TC system is operating at 300 MHz, has a capacity to carry 37 channels, and currently uses 34 channels. The High Rolls system is capable of carrying 24 channels and currently uses 18 channels.

    The communities served by the Alamogordo group are situated in the southern portion of New Mexico, about 100 miles north of Las Cruces. The Company believes that the military bases of White Sands and Holloman have a significant influence on the economy in the area covered by the Alamogordo group.

    BELLEFONTAINE. The Bellefontaine system, located in central Ohio, serves five franchises from a single headend and microwave receive site. Two of the system's five franchises are scheduled for renewal by the end of 1997. As of December 31, 1996, the Bellefontaine system passed 10,881 homes and served 7,480 subscribers, representing approximately 9.9% of the total subscribers in the Company's systems. Basic penetration in the Bellefontaine system was approximately 68.7% as of such date. The Bellefontaine system operates at 330 MHz, has a channel capacity of 43 and currently uses 43 channels. The Company intends to rebuild this group in 1999 to 450 MHz.

    The communities served by this system include Bellefontaine, Huntsville, Russells Point, Zanesfield, Indian Lake and Lakeview, Ohio. Bellefontaine is located 50 miles northeast of Dayton and 50 miles northwest of Columbus. Tourism is a major industry in Bellefontaine. In addition, the Company believes that the local economy is influenced by corporate developments of Honda of America and Bellemar Parts Industries, which have operations in the area.

    CHADRON GROUP. The Chadron group is comprised of five systems in Nebraska serving the communities of Chadron, Crawford, Hemingford, Rushville and Gordon. This group has five headends serving five franchises, the earliest of which is scheduled to expire in 1999. As of December 31, 1996, the Chadron group passed 5,603 homes and served 4,048 subscribers, representing approximately 5.3% of the total subscribers in the Company's systems. Basic penetration in the Chadron group was approximately 72.2% as of such date. Each of the Chadron, Crawford, Gordon and Rushville systems operates at 330 MHz, is capable of carrying 42 channels, and currently uses 39, 21, 33 and 33 channels, respectively. The Hemingford system is operating at 450 MHz, has a channel capacity of 62 channels and currently uses 24 channels. The Company intends to upgrade the Rushville and Gordon portions of the system in 1999 to 450 MHz.

    The Company believes that the economy in the Chadron community is influenced by the operations of Chadron State College. The number of subscribers tend to decline in the summer months and then increase in September when classes resume.

    CORTEZ. The Cortez system, located in Colorado, is a 330 MHz system capable of carrying, and currently uses, 42 channels. This system operates from a single headend serving one franchise area, which franchise expires in 2001. As of December 31, 1996, the Cortez system passed 2,850 homes and served 2,026 subscribers, representing approximately 2.7% of the total subscribers in the Company's systems. Basic penetration in the Cortez group was approximately 71.1% as of such date. The Company intends to upgrade this system in 1998 to 450 MHz.

    DICKINSON. The Dickinson system is a 330 MHz system, located in North Dakota, which operates from a single headend serving one franchise area, which franchise is scheduled to expire in 1999. The Dickinson system is situated 100 miles west of Bismark, North Dakota on Interstate 94. As of December 31, 1996, the Dickinson system passed 6,700 homes and served 5,241 subscribers, representing approximately 6.9% of the total subscribers in the Company's systems. Basic penetration in the Dickinson system was approximately 78.2% as of such date. The Dickinson system has a channel capacity of 42 and is currently using 41 channels. The Dickinson system is scheduled to be upgraded to 450 MHz in 1999.

    MARKSVILLE GROUP. The Marksville group is comprised of four systems in Louisiana serving the communities of Marksville, Jena, LaSalle and Winsboro and two systems in Arkansas serving the communities of Crossett and Fordyce. This group has six headends and serves a total of 13 franchises, only one of which expires before the year 2000 (expiring in 1998). As of December 31, 1996, the Marksville group passed 17,229 homes and served 11,911 subscribers, representing approximately 15.7% of the total subscribers in the Company's systems. Basic penetration in the Marksville group was approximately 69.1% as of such date. The Marksville, Crossett and Fordyce systems are 330 MHz systems, are capable of carrying 42 channels and currently use 42, 39, and 38 channels, respectively. The Winsboro system is a 300 MHz system capable of carrying 37 channels and currently uses 36 channels. Each of the Jena and LaSalle systems is a 550 MHz system capable of carrying 78 channels and currently uses 30 channels. The system serving the City of Crossett is the largest in the Marksville group. The Company intends to upgrade the Crossett and Marksville systems to 450 MHz in 1998. The Winnsboro system is scheduled to be rebuilt in 1999 to 550 MHz. The Jena and LaSalle systems were rebuilt in 1996.

    SUBURBAN HOUSTON. The suburban Houston group is comprised of four systems in Texas serving portions of Montgomery County, Clay Road, Ranch Country and Manvel, all outside the City of Houston. This group is the Company's largest. It has four headends which serve a total of four franchises, one of which expires in August 1997. As of December 31, 1996, the suburban Houston group passed 30,774 homes and served 14,841 subscribers, representing approximately 19.6% of the total subscribers in the Company's systems. Basic penetration in the suburban Houston group was approximately 48.2% as of such date. The Montgomery County system is the largest of the group, and is capable of carrying and currently uses 54 channels. This system was upgraded to 400 MHz in 1996. The Company intends to rebuild this system to 750 MHz in 1999. The Clay Road system is a 450 MHz system with a channel capacity of 62 and currently uses 57 channels. Each of the Ranch Country and Manvel systems is a 330 MHz system capable of carrying 42 channels and currently uses 37 and 40 channels, respectively.

    Among the Company's nine operating groups, the suburban Houston group has experienced the most significant growth over the past several years.

    RADFORD. The Radford system, located in Virginia, serves three franchises from a single headend and microwave receive site. The earliest franchise in this system is scheduled to expire in 1999. As of December 31, 1996, the Radford system passed 15,363 homes and served 12,247 subscribers, representing approximately 16.1% of the total subscribers in the Company's systems. Basic penetration in the Radford group was approximately 79.7% as of such date. The Radford system has the capacity to carry and currently uses 42 channels. A portion of the Radford system operates at 330 MHz. The remaining portion of this system was built within the last three years and is capable of passing 450 MHz and carrying 62 channels. The Company intends to upgrade the remainder of the system to 450 MHz in 1997.

    The communities served by this system include Radford, Pulaski County and Christiansburg. The Company believes that the economy in Radford is influenced by the operations of Radford University. Cable subscribers tend to decline in the summer months and then increase in September when classes resume. The communities served by this system are located in the western portion of Virginia about 40 miles south of Roanoke.

    TAHOE. The Tahoe system is a 330 MHz system that has a channel capacity of 42 and currently uses 41 channels. This system is located south of Lake Tahoe, California and operates from a single headend serving one franchise area, which is scheduled to expire in 2001. As of December 31, 1996, the Tahoe system passed 5,015 homes and served 4,203 subscribers, representing approximately 5.5% of the total subscribers in the Company's systems. Basic penetration in the Tahoe system was approximately 83.8% as of such date. The Company intends to upgrade the Tahoe system in 2000 to 450 MHz.

    The community served by the Tahoe system benefits from the tourism generated by Lake Tahoe. Most of the population in this region is employed in jobs within the service, retail and hospitality sectors.

NON-URBAN MARKETS

    The Company believes that non-urban cable television systems generally involve less economic risk than systems in large urban markets. Cable television service is often necessary in non-urban markets to receive a wide variety of television signals (including local broadcast stations). In addition, these markets typically offer fewer competing entertainment alternatives than large urban markets. As a result, non-urban cable television systems usually have a higher basic penetration rate (i.e., the number of homes subscribing to basic cable service as a percentage of homes passed by cable) and a more stable customer base with less "churning" (i.e., customer turnover) than systems in large urban markets. In addition, non-urban systems generally do not carry as many off-air television broadcast signals and, as a result, such systems are not required to have the channel capacity that may be required of large urban systems. The Company believes that non-urban systems also have lower labor, marketing and system construction costs and higher and more predictable operating cash flow margins than urban systems.

SUBSCRIBER RATES AND SERVICES

    The Company's revenues are derived principally from monthly subscription fees for basic, satellite and premium services and one-time installation fees for new subscribers. Subscribers are free to terminate services at any time without additional charge, but are charged a reconnection fee to resume service. The Company's systems currently offer customers various levels of cable services consisting of a combination of broadcast television signals and satellite television signals. For an extra monthly charge, the Company's systems also offer "premium" television services to their customers. These services (such as Home Box Office-Registered Trademark-, Cinemax-Registered Trademark-, Showtime-Registered Trademark- and The Movie Channel-Registered Trademark-) are satellite-delivered channels that consist principally of feature films, live sporting events, concerts and other special entertainment features, presented without commercial interruption. The service options offered by the Company vary from system to system, depending upon a system's channel capacity and viewer interests. Rates for services also vary from market to market and according to the type of services selected. Substantially all of the Company's systems currently offer a "broadcast basic" package, one or more satellite service tiers and several premium services. Subscribers may choose various combinations of such services.

SYSTEM REBUILDS AND UPGRADES

    The Company is continuously engaged in the rebuilding and upgrading of its systems to increase channel capacity. The Company's rebuilding and upgrading programs over the last several years have consisted primarily of replacing low channel capacity cable plant with new higher channel capacity trunk and feeder lines and adding headend electronics to utilize increased channel capacity. For the years ended December 31, 1994, 1995 and 1996, capital expenditures by the Company for system rebuilds or upgrades totalled approximately $216,000, $899,000 and $1,882,000, respectively. In addition, the Company anticipates that it will spend approximately $12.2 million over the next four years to upgrade and rebuild its systems and approximately $3.6 million for additional plant construction (enabling it to pass approximately 11,600 additional homes). The Company's policy has been to utilize fiber optic technology in its rebuild projects, when it is appropriate. The Company believes that the addition of fiber optics in plant construction will extend system reach, improve picture quality, allow for increased channel capacity and improve system reliability.

    The Company has been closely monitoring developments in the area of digital compression, a technology that is expected to enable cable operators to increase the channel capacity of cable television systems by permitting a significantly increased number of video signals to fit in a cable television system's existing band-width. Digital compression technology is still considered to be developmental and to date has not been widely used by cable system operators. Assuming the cost of digital converters declines significantly from current levels, the Company believes that the utilization of digital compression technology may be a cost-effective method of increasing channel capacity in some of its systems rather than rebuilding such systems with higher capacity distribution plant. The use of digital compression may also expand the number and types of services offered, such as near video on demand services and enhance the development of current and future revenue sources. The Company has no current plans to use digital compression technology and there can be no assurance that any or such use would result in a cost-effective means of increasing channel capacity or increasing the revenues of the Company.

ANCILLARY SERVICES

    The Company expects to realize growth from pay-per-view services, advertising revenues and revenues from its affiliation with home shopping services. Pay-per-view programming, which generally consists of recently released movies and special events (such as boxing, wrestling matches and other sporting events and concerts), offers subscribers an opportunity to view movies or such events individually. The Company expects that pay-per-view revenues will increase over time as desirable sporting events become more consistently available and as system upgrades allow the Company to make pay-per-view movies available in more systems.

    The Company, through independent contractors, sells available advertising spots on advertiser-supported programming and offers home shopping services to its subscribers. The home shopping services usually pay the Company a share of revenues from sales of products in a system's service area.

MARKETING

    The Company markets its cable television services through radio, cable television, direct mail and newspaper advertising, reinforced by door-to-door solicitation and telemarketing. In addition to marketing efforts to attract new customers, the Company frequently conducts campaigns to encourage existing customers to purchase higher service levels. The Company also implements, from time to time, promotions, office sale campaigns and new extension home marketing to increase subscriber growth. The Company employs a marketing director who supervises its marketing efforts. The Company's marketing activities are conducted through its employees and independent contractors.

DECENTRALIZED MANAGEMENT

    The Company operates its systems from nine operating groups or systems to maximize operating effectiveness and to minimize supervisory costs. Each area is managed by a group or system manager who has broad operating authority within the limits of annual operating plans and capital budgets. Purchasing and, in certain instances, hiring and training are performed at the regional level. The Company believes that its decentralized management structure promotes operating efficiency, employee motivation and responsiveness to the communities it serves.

    The group or system managers generally have familiarity with local markets, historical relationships with the Company and significant experience in the cable television industry. The Company believes that this is an important component in the delivery of customer service and maintenance of strong relations with local authorities in franchise areas.

    The Company has a regional office in Irving, Texas principally for its operational, engineering and administrative activities. J. Paul Morbeck, the Company's Senior Vice President -- Operations, is responsible for the day-to-day supervision of the group or system managers.

CUSTOMER SERVICE AND COMMUNITY RELATIONS

    The Company places a strong emphasis on customer service and community relations and believes that success in these areas is critical to its business. The Company has established and believes it maintains good relationships with its governmental franchise authorities and plans to continue these relationships through periodic contacts with the respective franchise officials concerning the Company's progress to date and future plans. There can be no assurance; however, that the Company will maintain good relations with its governmental franchise authorities.

PROGRAMMING

    The Company has various contracts to obtain basic, satellite and premium programming for its systems from program suppliers with compensation generally being based on a fixed fee per customer or a percentage of the gross receipts for the particular service. Some program suppliers provide volume discount pricing structures and/or offer marketing support to the Company. The Company's programming contracts with such suppliers are generally for fixed periods of time ranging from one to ten years and are subject to negotiated renewal. The Company also arranges for some of its programming through American Cable Entertainment Programming Company, Inc. ("AmPro"). Bruce A. Armstrong, the Company's President and Chief Executive Officer, is the sole stockholder of AmPro. The Company does not pay any compensation to AmPro in connection with this arrangement.

    The Company's cable programming costs have increased significantly in recent years. The Company participates with the National Cable Television Cooperative in order to purchase some of its programming at lower rates than may be otherwise available to the Company. No assurances can be given that the Company's programming costs will not increase substantially in the near future or that other materially adverse terms will not be added to the Company's programming arrangements.

FRANCHISES

    Cable television systems generally operate under non-exclusive franchises granted by local governmental authorities. These franchises typically contain many conditions such as time limitations on commencement and completion of construction; conditions of service including the minimum number of channels; types of programming and provisions for free service to schools and certain other public institutions; and the maintenance of insurance and indemnity bonds. Certain provisions of local franchises are subject to federal regulation.

    As of December 31, 1996, the Company held 40 franchises. These franchises, all of which are non-exclusive, generally provide for the payment of fees to the issuing authority based on system revenues. Annual franchise fees for the Company's systems range from less than 1% to 5% of the gross revenues generated. For the nine months ended September 30, 1996 and the years ended December 31, 1993, 1994 and 1995, franchise fees incurred by the Company as a percentage of total system revenues were approximately 2.6%, 3.0%, 2.5% and 2.6%, respectively. With limited exceptions, franchise fees are passed directly through to the customers on their monthly bills. General business or utility taxes may also be imposed on the Company's systems in various jurisdictions. Federal regulations prohibit franchising authorities from imposing franchise fees in excess of 5% of gross revenues and also permit the cable operator to seek renegotiation and modification of franchise requirements if warranted by "changed circumstances". Most of the Company's franchises can be terminated prior to their stated expiration date for uncured breaches of material provisions. As of January 22, 1997, the Company has never had a franchise revoked, and the Company has been able to obtain the renewal or extension of all of its franchises as they expire on satisfactory terms.

    The Cable Communications Policy Act of 1984 (the "1984 Cable Act") provides for, among other things, an orderly franchise renewal process whereby the renewal of a franchise license issued by a governmental authority may not be unreasonably withheld. The law also requires that incumbent franchisees' renewal applications must be assessed on their own merits and not as part of a comparative process with competing applications. If renewal is withheld or a franchise is revoked, and the franchise authority chooses to acquire the system, Federal law provides minimum standards for compensation to the system owner.

COMPETITION

    The Company's systems compete with other communications and entertainment media, including conventional off-air television broadcasting service. Cable television service was first offered as a means of improving television reception in markets where terrain factors or remoteness from major cities limited the availability of off-air television. In some of the areas served by the Company's systems, a substantial variety of broadcast television programming can be received off-air. The extent to which cable television service is competitive with broadcast stations depends in significant part upon the cable television system's ability to provide an even greater variety of programming than that available off-air. Cable television systems also are susceptible to competition from other video programming delivery systems, from other forms of home entertainment such as video cassette recorders, and, in varying degrees, from sources of entertainment in the community, including motion picture theaters, live theater and sporting events.

    Cable television systems may compete with wireless program distribution services such as multi-channel, multipoint distribution service ("MMDS"). MMDS uses low power microwave frequencies to transmit television programming over the air to subscribers. The ability of MMDS to compete with cable television systems has been limited in the past by the limited amount of analog channel capacity and other technical issues. The Company currently competes with MMDS systems in portions of its suburban Houston, Bellefontaine, Dickinson and Marksville groups. Additional competition exists from private cable television systems serving condominiums, apartment complexes and other private residential developments. The operators of these private systems, known as Master Antenna Television ("MATV") and Satellite Master Antenna Television ("SMATV"), often enter into exclusive agreements with apartment building owners or homeowners' associations that preclude operators of franchised cable television systems from serving residents of such private complexes. The Company currently competes with SMATV systems in its suburban Houston group.

    In recent years, the FCC has adopted policies for authorizing new technologies and providing a more favorable operating environment for certain existing technologies. Such policies have the potential to create substantial additional competition to cable television systems. These technologies include, among others, direct broadcast satellite to home services ("DBS") whereby high frequency signals are transmitted by satellite to receiving facilities located on the premises of the subscribers. DBS providers have achieved significant growth over the past several years. The magnitude of competition from these various sources and its effect on the Company's business cannot be predicted with any certainty.

    The 1992 Cable Act requires cable programmers under certain circumstances to offer their programming to operators of DBS, MMDS and other multi-channel video systems at not unreasonably discriminatory prices. Advances in communications technology and changes in the marketplace are constantly occurring. Therefore, it is not possible to predict the effect that ongoing future developments might have on the Company's systems.

    Since the Company's systems operate under non-exclusive franchises, other operators (including municipal franchising authorities themselves), may obtain permission to build cable television systems in competition with the Company's systems in areas in which they presently operate. In the past five years, less than 1% of the existing mileage in the Company's franchise areas have been overbuilt. Although the Company is unaware of any pending applications for franchises which would result in overbuilding in communities currently served by its systems, there can be no assurance that overbuilds in such communities will not occur. The Company is unable to predict the extent to which it would be adversely affected as a result of overbuilds.

    The 1996 Telecom Act allows local telephone and electric companies to provide video services competitive with services provided by cable systems. These competitors may increase the number of cable overbuilds. In addition, these and other entities may rely on local MMDS service to deliver multichannel competition. MMDS facilities are licensed by the FCC and provide video services over-the-air on a subscription basis to households equipped with special receiving equipment.

GOVERNMENT REGULATION

    The cable television industry is subject to extensive governmental regulations at the federal, state and local levels. The following is a summary of federal laws and regulations affecting the operation of the cable television industry and a description of certain state and local laws. This summary does not purport to describe all present, proposed, or possible laws and regulations affecting the industry. Future legislative and regulatory changes could adversely affect the Company's operations. Moreover, Congress and the FCC have frequently revisited the subject of cable regulation.

    CABLE RATE REGULATION. In October 1992, Congress enacted the 1992 Cable Act. The 1992 Cable Act subjected all cable systems to extensive rate regulation, unless they face "effective competition" in their local franchise area. Federal law defines "effective competition" on a community-specific basis as requiring either low penetration by the incumbent cable operator, appreciable penetration by competing multichannel video providers ("MVPs") or the presence of a competing MVP affiliated with a local telephone company.

    Although the FCC rules control, local government units (commonly referred to as local franchising authorities or "LFAs") are primarily responsible for administering the regulation of the lowest level of cable--the basic service tier, which typically contains local broadcast stations and public, educational and government access channels. Before an LFA begins basic service rate regulation, it must certify to the FCC that it will follow applicable federal rules, and many LFAs have voluntarily declined to exercise this authority. LFAs also have primary responsibility for regulating cable equipment rates. Under federal law, charges for various types of cable equipment must be unbundled from each other and from monthly charges for programming services.

    The FCC itself directly administers rate regulation of any cable programming service tiers, which typically contain satellite-delivered programming. Under the 1996 Telecom Act, the FCC can regulate satellite tier service rates only if an LFA first receives at least two complaints from local subscribers within 90 days of a satellite tier service rate increase and then files a formal complaint with the FCC. When new satellite tier service rate complaints are filed, the FCC now considers only whether the incremental increase is justified and will not reduce the previously established satellite tier service rate.

    Under the FCC's rate regulations promulgated in connection with the 1992 Cable Act, most cable systems were required to reduce their non-premium rates in 1993 and 1994, and since have had their rate increases governed by a complicated price cap scheme that allows for the recovery of inflation and certain increased costs, as well as providing some incentive for expanding channel carriage. The FCC has modified its rate adjustment regulations to allow for annual rate increases and to minimize previous problems associated with regulatory lag. Operators also have the opportunity of bypassing this "benchmark" scheme in favor of traditional cost-of-service regulation in cases where the latter methodology appears favorable. Premium cable services offered on a per-channel or per-program basis remain unregulated, as do affirmatively marketed packages consisting entirely of new programming product. Federal law requires basic service to be offered to all cable subscribers, but limits the ability of operators to require the purchase of any satellite tier service before purchasing premium services offered on a per-channel or per-program basis.

    THE 1995 SMALL SYSTEMS ORDER. In June 1995, the FCC issued an order (the "Small Systems Order") adopting new rules that reduce the regulatory burdens of the 1992 Cable Act on small cable systems owned by multiple system operators serving fewer than 400,000 subscribers. Under the Small Systems Order, systems with fewer than 15,000 subscribers owned by an operator with fewer than 400,000 subscribers have a simplified cost-of-service showing, whereby basic and satellite tier service rates averaging less than $1.24 per channel are presumed reasonable. The Company serves fewer than 400,000 subscribers and, therefore, qualifies for the new FCC rules. Under the Small Systems Order, the regulatory benefits accruing to small cable systems remain effective even if such systems are later acquired by a multiple system operator which serves in excess of 400,000 subscribers.

    THE 1996 TELECOM ACT. The 1996 Telecom Act provides additional relief for small cable operators. For franchising units with less than 50,000 subscribers and owned by an operator with less than one percent of the nation's cable subscribers (i.e., approximately 600,000 subscribers), satellite tier rate regulation is automatically eliminated. The Company's systems qualify for the favorable rate treatment afforded small cable operators. The 1996 Telecom Act sunsets FCC regulation of satellite tier rates for all systems (regardless of size) on March 31, 1999. It also relaxes existing uniform rate requirements by specifying that uniform rate requirements do not apply where the operator faces "effective competition," and by exempting bulk discounts to multiple dwelling units, although complaints about predatory pricing still may be made to the FCC.

    CABLE ENTRY INTO TELECOMMUNICATIONS. The 1996 Telecom Act provides that no state or local laws or regulations may prohibit or have the effect of prohibiting any entity from providing any interstate or intrastate telecommunications service. States are authorized; however, to impose "competitively neutral" requirements regarding universal service, public safety and welfare, service quality, and consumer protection. State and local governments also retain their authority to manage the public rights-of-way and may require reasonable, competitively neutral compensation for management of the public rights-of-way when cable operators provide telecommunications service. The favorable pole attachment rates afforded cable operators under federal law can be gradually increased by utility companies owning the poles (beginning in 2001) if the operator provides telecommunications service, as well as cable service, over its plant.

    TELEPHONE COMPANY ENTRY INTO CABLE TELEVISION. The 1996 Telecom Act allows telephone companies to compete directly with cable operators by repealing the historic telephone company/cable cross-ownership ban. This will allow local exchange carriers ("LECs") to compete with cable operators both inside and outside their telephone service areas. Certain LECs have begun offering cable services.

    Under the 1996 Telecom Act, an LEC providing video programming to subscribers will be regulated as a traditional cable operator (subject to local franchising and federal regulatory requirements), unless the LEC elects to provide its programming via an "open video system" ("OVS"). To qualify for OVS status, the LEC must reserve two-thirds of the system's activated channels for unaffiliated entities.

    Although LECs and cable operators can now expand their offerings across traditional service boundaries, the general prohibition remains on LEC buyouts (i.e., any ownership interest exceeding 10%) of co-located cable systems, cable operator buyouts of co-located LEC systems, and joint ventures between cable operators and LECs in the same market. The 1996 Telecom Act provides a few limited exceptions to this buyout prohibition, including a carefully circumscribed "rural exemption." The 1996 Telecom Act also provides the FCC with the limited authority to grant waivers of the buyout prohibition (subject to LFA approval).

    ELECTRIC UTILITY ENTRY INTO TELECOMMUNICATIONS/CABLE TELEVISION. The 1996 Telecom Act provides that registered utility holding companies and subsidiaries may provide telecommunications services (including cable television) notwithstanding the Public Utilities Holding Company Act. Electric utilities must establish separate subsidiaries, known as "exempt telecommunications companies" and must apply to the FCC for operating authority.

    ADDITIONAL OWNERSHIP RESTRICTIONS. The 1996 Telecom Act eliminates statutory restrictions on broadcast/cable cross-ownership (including broadcast network/cable restrictions), but leaves in place existing FCC regulations prohibiting local cross-ownership between television stations and cable systems. The 1996 Telecom Act also eliminates the three-year holding period required under the 1992 Cable Act's "anti-trafficking" provision. The 1996 Telecom Act leaves in place existing restrictions on cable cross-ownership with SMATV and MMDS facilities, but lifts those restrictions where the cable operator is subject to "effective competition." In January 1995, however, the FCC adopted regulations which permit cable operators to own and operate SMATV systems within their franchise area, provided that such operation is consistent with local cable franchise requirements.

    Pursuant to the 1992 Cable Act, the FCC adopted rules precluding a cable system from devoting more than 40% of its activated channel capacity to the carriage of affiliated national program services. A companion rule establishing a nationwide ownership cap on any cable operator equal to 30% of all domestic cable subscribers has been stayed pending further judicial review.

    MUST CARRY/RETRANSMISSION CONSENT. The 1992 Cable Act contains broadcast signal carriage requirements that allow local commercial television broadcast stations to elect once every three years to require a cable system to carry the station ("must carry") or to negotiate for payments for granting permission to the cable operator to carry the station ("retransmission consent"). Less popular stations typically elect "must carry," and more popular stations typically elect "retransmission consent." Must carry requests can dilute the appeal of a cable system's programming offerings, and retransmission consent demands may include substantial payments or other concessions. Either option has a potentially adverse affect on the Company's business. Additionally, cable systems are required to obtain retransmission consent for all "distant" commercial television stations (except for commercial satellite-delivered independent "superstations" such as WTBS). The constitutionality of the must carry requirements have been challenged and a decision from the U.S. Supreme Court is pending.

    ACCESS CHANNELS. LFAs can include franchise provisions requiring cable operators to set aside certain channels for public, educational and governmental access programming. Federal law also requires cable systems to designate a portion of their channel capacity (up to 15% in some cases) for commercial leased access by unaffiliated third parties. The FCC has adopted rules regulating the terms, conditions and maximum rates a cable operator may charge for use of this designated channel capacity, but use of commercial leased access channels has been relatively limited. The FCC is now reconsidering its rules, and proposed revisions could reduce rates significantly and make commercial leased access a more attractive option for third party programmers. Should this occur, the Company's control over its channel line-up would be reduced and the quality of that line-up may decline.

    ACCESS TO PROGRAMMING. The 1992 Cable Act imposed restrictions on the dealings between cable operators and cable programmers, and precludes video programmers affiliated with cable companies from favoring cable operators over competitors and requires such programmers to sell their programming to other multichannel video distributors. This provision limits the ability of vertically integrated cable programmers to offer exclusive programming arrangements to cable companies.

    OTHER FCC OR FAA REGULATIONS. In addition to the FCC regulations noted above, there are other FCC and Federal Aviation Authority (the "FAA") regulations covering such areas as equal employment opportunity, subscriber privacy, programming practices (including, among other things, syndicated program exclusivity, network program nonduplication, local sports blackouts, indecent programming, lottery programming, political programming, sponsorship identification, and children's programming advertisements), registration of cable systems and facilities licensing, maintenance of various records and public inspection files, frequency usage, lockbox availability, antenna structure notification, tower marking and lighting, consumer protection and customer service standards, technical standards, and consumer electronics equipment compatibility. The FCC has the authority to enforce its regulations through the imposition of substantial fines, the issuance of cease and desist orders and/or the imposition of other administrative sanctions, such as the revocation of FCC licenses needed to operate certain transmission facilities used in connection with cable operations.

    COPYRIGHT. Cable television systems are subject to federal copyright licensing covering carriage of television and radio broadcast signals. In exchange for filing certain reports and contributing a portion of their revenues to a federal copyright royalty pool, cable operators can obtain blanket permission to retransmit copyrighted material on broadcast signals. In addition, the cable industry pays music licensing fees to Broadcast Music, Inc. and is negotiating a similar arrangement with American Society of Composers, Authors and Publishers. Copyright clearances for nonbroadcast programming services are arranged through private negotiations.

    STATE AND LOCAL REGULATION. Cable television systems generally are operated pursuant to nonexclusive franchises granted by a municipality or other state or local government entity in order to cross public rights-of-way. Federal law now prohibits franchise authorities from granting exclusive franchises or from unreasonably refusing to award additional franchises. Cable franchises generally are granted for fixed terms and in many cases include monetary penalties for non-compliance and may be terminable if the franchisee fails to comply with material provisions.

    The terms and conditions of franchises vary materially from jurisdiction to jurisdiction. Each franchise generally contains provisions governing cable operations, franchise fees, system construction and maintenance obligations, system channel capacity, design and technical performance, customer service standards, and indemnification protections. A number of states subject cable television systems to the jurisdiction of centralized state governmental agencies, some of which impose regulation of a character similar to that of a public utility. Although LFAs have considerable discretion in establishing franchise terms, there are certain federal limitations.

    Federal law contains renewal procedures designed to protect incumbent franchisees against arbitrary denials of renewal. Even if a franchise is renewed, the franchise authority may seek to impose new and more onerous requirements such as significant upgrades in facilities and services or increased franchise fees as a condition of renewal. Similarly, if a franchise authority's consent is required for the purchase or sale of a cable system or franchise, such authority may attempt to impose more burdensome or onerous franchise requirements in connection with a request for consent. Historically, franchises have been renewed for cable operators that have provided satisfactory services and have complied with the terms of their franchises. See "--Franchises."

EMPLOYEES

    At January 22, 1997, the Company had 130 employees, of which 118 were full-time salaried or hourly employees and 12 were part-time employees. None of the Company's employees is represented by a labor union or covered by a collective bargaining agreement. The Company believes it has good relations with its employees.

ITEM 2. FINANCIAL INFORMATION.
  SELECTED FINANCIAL DATA

    The following selected financial data (i) as of and for the years ended December 31, 1991, 1992, 1993, 1994 and 1995 and (ii) as of September 30, 1996
and for the nine months ended September 30, 1995 and 1996 are derived from the consolidated financial statements of the Company. The Company's consolidated balance sheet data as of December 31, 1991, 1992, 1993, 1994 and 1995 and the consolidated statements of operations data for each of the five years ended December 31, 1995 are derived from the audited consolidated financial statements of the Company, including the Company's consolidated financial statements which appear elsewhere in this Form 10. The data presented as of September 30, 1996 and for the nine months ended September 30, 1995 and 1996 are derived from the unaudited consolidated financial statements of the Company which appear elsewhere in this Form 10. The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles. In the opinion of management, the selected financial data as of September 30, 1996 and for the nine months ended September 30, 1995 and 1996 have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, which are of a normal recurring nature, necessary to present fairly the financial data for the periods presented. The results of operations for any interim period are not necessarily indicative of the Company's results of operations for the full fiscal year. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto of the Company and the other financial information included elsewhere in this Form 10.

                                                                                                         NINE MONTHS ENDED
                                                              YEARS ENDED DECEMBER 31,                     SEPTEMBER 30,
                                               -------------------------------------------------------  --------------------
                                                  1991       1992        1993       1994       1995       1995       1996
                                               ----------  ---------  ----------  ---------  ---------  ---------  ---------

                                                                   (IN THOUSANDS)                          (IN THOUSANDS)
OPERATING DATA:

Revenues.....................................  $   41,437  $  36,747  $   34,077  $  29,585  $  28,088  $  21,003  $  22,140
Total operating, selling, general and
  administrative expenses....................      20,426     18,096      16,962     15,002     14,093     10,551     11,222
Depreciation and amortization................      17,884     12,665      10,472      9,860      9,246      6,850      5,706
Other operating costs........................       1,243      1,102       1,403      1,439      1,526        945        996
                                               ----------  ---------  ----------  ---------  ---------  ---------  ---------
Operating income.............................       1,884      4,884       5,240      3,284      3,223      2,657      4,216
Reorganization items (2).....................      --         --          --         --         --         --         (1,965)
Interest expense.............................     (23,183)   (19,931)    (18,665)   (17,641)   (16,838)   (12,554)    (6,110)
Gain (loss) on sale of systems and marketable
  securities.................................      --         16,766         (37)    15,853      5,700      5,700          3
Income tax (expense) benefit.................         (28)   (14,633)        629       (436)      (764)       (14)         1
Other income (expense), net(1)...............      --          3,714        (120)    --         --         --         --
                                               ----------  ---------  ----------  ---------  ---------  ---------  ---------
Net income (loss)............................  $  (21,327) $  (9,200) $  (12,953) $   1,060  $  (8,679) $  (4,211) $  (3,855)
                                               ----------  ---------  ----------  ---------  ---------  ---------  ---------
                                               ----------  ---------  ----------  ---------  ---------  ---------  ---------

                                                                                                                AS OF
                                                                   AS OF DECEMBER 31,                        SEPTEMBER 30
                                              ------------------------------------------------------------  --------------
                                                 1991        1992        1993         1994        1995           1996
                                              ----------  ----------  -----------  ----------  -----------  --------------
                                                                     (IN THOUSANDS)                         (IN THOUSANDS)
BALANCE SHEET DATA:

Total assets................................  $  143,601  $   86,970  $    81,257  $   67,643  $    52,498   $     54,440
Long-term debt..............................     214,153     166,527      173,476     159,322      150,656        151,305
Shareholders' deficiency....................     (77,945)    (87,145)    (100,099)    (99,039)    (107,717)      (111,572)

------------------------

(1) Other income (expense), net is comprised of utilization of net operating loss carryforwards of $3,714 in 1992, extraordinary gain on extinguishment of debt of $455 in 1993, and cumulative effect of changes in accounting principles of $575 in 1993.

(2) Reorganization items for the nine months ended September 30, 1996 consist of expenses and other costs directly related to the reorganization of the Company since the Chapter 11 filing.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS

    BACKGROUND. In January 1988, Simmons Communications Merger Corp. merged with and into the Company pursuant to a merger agreement whereby each share of common stock of the Company was converted into the right to receive $27.25 in cash or approximately $129.3 million in the aggregate. As a result of the Merger, the Company became highly-leveraged.

    In October 1992, the 1992 Cable Act was enacted and the FCC imposed extensive regulations on the rates charged by cable television owners and operators. Beginning in 1993, the Company's revenue and cash flow were adversely impacted from these regulations as the Company was required to reduce many of its service rates effective September 1993 and again in August 1994.

    In 1993, the Company extended the maturity date of its senior indebtedness to November 1995 and in conjunction with such extension, agreed to make principal payments of $15 million in January 1994 and $18 million in March 1995. As part of the Company's efforts to satisfy these mandatory payment obligations and provide additional working capital, Scott sold cable systems located in Rancho Cucamonga, California in January 1994 for $23.6 million and Missouri, Oklahoma, Kansas and northern Texas for $12.4 million in February 1995.

    In October 1995, the Company failed to make an interest payment on its outstanding subordinated debentures and in November 1995, the Company's senior secured debt aggregating approximately $34.4 million matured and the Company failed to pay such debt on maturity. The Company entered into 90 day standstill agreements with holders of its senior bank loans and notes and holders of its senior subordinated notes in order to seek refinancing alternatives; however, the Company was unable to refinance its obligations or negotiate a restructuring on favorable terms prior to the expiration of the agreements.

    In February 1996, the Company filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code. Subsequently, the Company sought new financing to replace approximately $62.3 million of debt which had matured and negotiated new terms for approximately $88.4 million of subordinated and junior subordinated debt, including the deferral of cash interest payments for several years. In December 1996, the Bankruptcy Court confirmed the Plan of Reorganization and it became effective on December 18, 1996 concurrently with the Company's consummation of a new senior, secured credit facility which provides for up to $67.5 million in loans and the issuance of Senior and Junior PIK Notes in the aggregate principal amount of $88.4 million. See "--Liquidity and Capital Resources."

    REVENUES. The Company's revenues are derived principally from monthly subscription fees for basic, satellite and premium services. The Company's systems currently offer customers various levels of cable services consisting of a combination of broadcast television signals and satellite television signals. For an extra monthly charge, the Company's systems also offer "premium" television services to their customers. These services (such as Home Box
Office-Registered Trademark-, Cinemax-Registered Trademark-,
Showtime-Registered Trademark- and The Movie Channel-Registered Trademark-) are satellite-delivered channels that consist principally of feature films, live sporting events, concerts and other special entertainment features, presented without commercial interruption. The service options offered by the Company vary from system to system, depending upon a system's channel capacity and viewer interests. Rates for services also vary from market to market and according to the type of services selected. Substantially all of the Company's systems currently offer a "broadcast basic" package, one or more satellite service tiers and several premium services. Subscribers may choose various combinations of such services.

    For the nine months ended September 30, 1996 and 1995, the Company derived approximately $17.3 million and $16.4 million, respectively, from basic cable service and $2.1 million and $2.1 million, respectively, from premium cable service. For the years ended December 31, 1995, 1994 and 1993, the Company derived approximately $22.0 million, $23.2 million and $25.9 million, respectively, from basic cable service and approximately $2.8 million, $2.9 million and $3.4 million, respectively, from premium cable service.

    OPERATING EXPENSES. Operating expenses are principally comprised of expenses associated with technical personnel and the costs of programming services. Generally, increases are based on inflation, change in plant miles and system configuration and increases in subscriber revenue. Historically, basic programming expenses have risen faster than inflation and this trend is expected to continue.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses are principally comprised of expenses associated with the system offices and related personnel, which generally increase annually based on inflation and subscriber levels. General and administrative expenses also contain costs associated with billing services which are expected to increase as certain systems upgrade their billing systems as needed.

    MARKETING EXPENSES. Over the past three years, the Company has maintained marketing expenses at low and relatively consistent levels. This is primarily due to the fact that the Company's non-urban and rural markets require cable for basic television reception.

    HISTORICAL NET LOSSES. The Company has incurred net losses in four of the five years ended December 31, 1995. The principal items contributing to these net losses are the high levels of interest expense (due to the Company's highly-leveraged financial condition), depreciation of fixed assets and amortization of intangibles in those periods. The Company believes that recurring net losses are not uncommon for cable television companies and expects that such losses will continue. However, the Company believes that future cash flow from operations and its existing debt facilities will provide sufficient working capital for operations for the next several years. See "--Liquidity and Capital Resources."

    BUSINESS STRATEGY. The Company believes that non-urban cable television systems generally involve less economic risk than systems in large urban markets. Cable television service is often necessary in non-urban markets to receive a wide variety of television signals (including local broadcast stations). In addition, these markets typically offer fewer competing entertainment alternatives than large urban markets. As a result, non-urban cable television systems usually have a higher basic penetration rate (i.e., the number of homes subscribing to basic cable service as a percentage of homes passed by cable) and a more stable customer base with less "churning" (i.e., customer turnover) than systems in large urban markets. Non-urban systems generally do not carry as many off-air television broadcast signals and, as a result, such systems are not required to have the channel capacity that may be required of large urban systems. The Company believes that non-urban systems also have lower labor, marketing and system construction costs and higher and more predictable operating cash flow margins than large urban markets.

    In June 1995, the FCC extended relief from the rate regulatory provisions of the 1992 Cable Act to small cable operators such as the Company, thereby enabling greater flexibility in establishing service rates. In February 1996, Congress enacted the 1996 Telecom Act which, among other things, deregulated all levels of service, except broadcast basic service, to small cable operators such as the Company. The Company believes that it has the opportunity to increase system cash flow as a result of continued subscriber growth, the recently adopted Small Systems Order and the 1996 Telecom Act. As noted above, this federal legislation significantly reduced the impact of rate regulation on the Company by eliminating certain regulatory burdens imposed by the 1992 Cable Act. As part of its plan to increase system cash flow, Scott intends to implement a targeted capital spending program to rebuild and upgrade the suburban Houston group, Alamogordo, Radford and several smaller systems over the next several years.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED WITH NINE MONTHS ENDED SEPTEMBER
  30, 1995

    REVENUES. Revenues for the nine months ended September 30, 1996 increased by approximately $1.1 million or 5.4% to $22.1 million from $21.0 million over the comparable period for the prior period. This increase is primarily attributable to a higher average monthly revenue per subscriber and an increase in the number of subscribers.

    Basic revenues, which accounted for approximately 78% of total revenues increased by approximately $900,000 and premium service revenues remained relatively stable over the period. Other revenue increased by 11.4% or $283,000. Increases in pay-per-view revenue, advertising revenue, connection charges, and revenue from franchise fees passed through to subscribers accounted for the bulk of this increase.

    TOTAL OPERATING, SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Total operating, selling, general and administrative expenses for the nine months ended September 30, 1996 increased by 6.4% to $11.2 million from $10.6 million for the prior period. This increase was primarily attributable to the costs associated with basic programming, which rose by $479,000 or 17.5% in the 1996 period. This increase is primarily the result of higher costs per average subscriber. General inflationary increases and the higher number of subscribers served accounts for the balance of the increase.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization for the nine months ended September 30, 1996 decreased by 17% to $5.7 million from $6.8 million in the prior period. This decrease was attributable to $1.1 million of lower amortization on deferred financing costs which became fully amortized in 1995.

    INTEREST EXPENSE (NET). Interest expense net of interest income for the nine months ended September 30, 1996 decreased by 51% to $6.1 million from $12.6 million in the prior period. This decrease was primarily attributable to the fact that the Company did not incur interest on its unsecured debt while it was in bankruptcy.

    NET LOSS. Net loss for the nine months ended September 30, 1996 decreased by 7.1% to $3.9 million from $4.2 million in the prior period.

YEAR ENDED DECEMBER 31, 1995 COMPARED WITH DECEMBER 31, 1994

    REVENUES. Revenues for the year ended December 31, 1995 decreased by approximately 5.1% to $28.1 million from $29.6 million in the previous period. This decrease was attributable primarily to the sale in February 1995 of several systems, serving approximately 9,500 equivalent basic subscribers in the aggregate, and, to a lessor extent the sale in January 1994 of a system serving approximately 11,500 basic subscribers. See "Item 1.--Business -- Background."

    The overall decrease in revenues for 1995 was partially offset by an increase of $1.2 million in basic revenues for systems currently owned which was achieved through a higher level of average equivalent basic subscribers and a higher basic revenue per average subscriber. Revenue from pay television for the 1995 period decreased by 3.9% due principally to a lower level of average pay units. Other revenue decreased by 4.3%.

    TOTAL OPERATING, SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Total operating, selling, general and administrative expenses for the year ended December 31, 1995 decreased by 6.1% to $14.1 million from $15.0 million for the prior year. Amounts included in such expenses for systems sold in 1994 and 1995 were $1.9 million lower in 1995 than in 1994. For systems currently owned, costs and expenses increased by $1.0 million in 1995 as compared to 1994. Approximately 50% of this increase was attributable to higher programming costs for basic service for the year ended December 31, 1995 which increased by 11.6% per average subscriber.

    For systems currently owned, personnel related costs comprised 27% of such expenses for the year ended December 31, 1995 and were relatively unchanged, as inflationary increases were offset by more favorable experience in group insurance and workmen's compensation expenses. General inflationary increases and costs related to a 3% higher average level of basic subscribers were the principal cause of the additional increase.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization for the year ended December 31, 1995 decreased by 6.2% to $9.2 million from $9.9 million in the prior year. This decrease was principally attributable to the sale of assets in February 1995. See "Item 1.--Business--Background."

    INTEREST EXPENSE (NET). Interest expense net of interest income for the year ended December 31, 1995 decreased by 4.5% to $16.8 million from $17.6 million in the prior year. This decrease was primarily attributable to lower levels of debt outstanding.

    NET LOSS. Net loss for the year ended December 31, 1995 was $8.7 million compared to $1.0 million in income for the prior year. This change was the result of a $10.2 million decrease in gains from asset sales from $15.9 million in 1994 to $5.7 million in 1995 offset in part by the factors described above.

YEAR ENDED DECEMBER 31, 1994 COMPARED WITH DECEMBER 31, 1993

    REVENUES. Revenues for the year ended December 31, 1994 decreased by $4.5 million or 13.2% to $29.6 million from $34.1 million for the previous year. This decrease was principally due to the sale in January 1994 of the system serving Rancho Cucamonga, California, which generated revenues of $4.7 million for the year ended December 31, 1993 as compared to $400,000 for 1994.

    Basic revenues, which accounted for approximately 78% of total revenue in 1994, decreased by $2.7 million or approximately 10.6% to $23.2 million from $25.9 million. This decrease was primarily attributable to 6,600 average fewer subscribers, combined with a 6.2% decrease in average basic revenue per subscriber, resulting from rate reductions mandated by the FCC in connection with the 1992 Cable Act. Revenue from premium cable service decreased by $500,000 or 14.7% as the Company's average pay units decreased by 10.4% and the average revenue per pay unit declined by 4.8%. These reductions in average basic subscribers and pay units are due to the sale of the system serving Rancho Cucamonga, California, which served 11,500 basic subscribers and 6,700 pay units at the time of its sale. Other revenue decreased from $4.7 million to $3.5 million due to the system sale as well as from lower revenue from equipment rentals and connection charges, each as a result of the 1992 Cable Act.

    TOTAL OPERATING, SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Total operating, selling, general and administrative expenses for the year ended December 31, 1994 decreased by $2.0 million from $17.0 million to $15.0 million or 11.6%, principally as a result of the system sale discussed above. Due to the rate reductions mandated by the FCC rate regulations, programmers kept rate increases to a minimum during

1994 which resulted in the average cost per subscriber increasing by only 4.8%, considerably less than what had been experienced in recent years.

    A 7.5% lower level of average basic subscribers, offset in part by general inflationary increases, also contributed to the bulk of the additional decrease in expenses.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization for the year ended December 31, 1994 decreased by 5.8% to $9.9 million from $10.5 million in the prior year. This decrease was principally attributable to the sale of assets in January 1994. See "Item 1.--Business--Background."

    INTEREST EXPENSE (NET). Interest expense net of interest income for the year ended December 31, 1994 decreased by 5.5% to $17.6 million from $18.7 million in the prior year. This decrease was primarily attributable to lower levels of debt outstanding.

    NET INCOME (LOSS). Net income for the year ended December 31, 1994 was $1.0 million compared to a net loss of $13.0 million for the prior year. This change was substantially due to gains from asset sales of $15.9 million in 1994, offset in party by the factors described above.

LIQUIDITY AND CAPITAL RESOURCES

    The Company has been highly leveraged since the Merger in 1988. In addition, governmental regulations such as the 1992 Cable Act have adversely affected the Company's cash flow and its ability to service its debt. In February 1996, the Company filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in order to refinance a portion of its senior debt which had matured and restructure a portion of its debt. The Company emerged from bankruptcy in December 1996. The following discussion includes a summary of certain material terms of the Company's material outstanding indebtedness.

    LOAN AGREEMENT. In December 1996, the Company entered into a loan agreement with Finova Capital Corporation (the "Loan Agreement") for a senior, secured credit facility in the aggregate amount of $67.5 million. The credit facility includes a $57.5 million term loan and up to $10.0 million in revolving loans. The loans are secured by, among other things, a lien on substantially all of the Company's real and personal property, and a pledge by the Company's stockholders of all of the issued and outstanding shares of common stock in the Company. The proceeds of the initial loans ($63.0 million) were used to refinance existing indebtedness pursuant to the terms and provisions of the Plan of Reorganization and the revolving loans will be used to provide the Company with additional working capital.

    The term loan matures on January 2, 2002. The principal balance of the term loan is payable in quarterly principal installments commencing in January 1998 with an aggregate of $1,050,000 payable in 1998, $1,550,000 due in 1999, $2,200,000 due in 2000 and $2,600,000 due in 2001. In addition, under the Loan Agreement, the Company is required to use 75% of its annual "excess cash flow," as defined in the Loan Agreement, to reduce the principal outstanding under the term loan starting with cash flow for the year ending December 31, 1997. The revolving loans also mature on January 2, 2002. Unused portions of the revolving loans may be borrowed and reborrowed at the Company's discretion subject to the applicable commitment and borrowing base limitations.

    The outstanding term and revolving loans currently bear interest at 1.5% per annum above the Citibank, N.A. corporate base rate. The margin above the corporate base rate is subject to change in the event the Company does not meet a fixed ratio of outstanding loans to operating cash flow, which is measured each quarter. As of January 22, 1997, the Company had $57.5 million outstanding pursuant to the term loan and $5.5 million outstanding pursuant to the revolving loan facility.

    Subject to certain exceptions, the Loan Agreement prohibits or restricts, among other things, the incurrence of liens, the incurrence of indebtedness, certain fundamental corporate changes (including mergers, acquisitions and sales of assets), dividends, the making of specified investments and certain transactions with affiliates. In addition, the Loan Agreement contains financial covenants requiring the

Company to maintain certain ratios including outstanding loans under the Loan Agreement to cash flow, debt service to cash flow and capital expenditures.

    SENIOR PIK NOTES. On December 18, 1996, the Company executed an indenture with Fleet National Bank, as Trustee (the "Senior Indenture"), pursuant to which the Company will issue an aggregate of $49,500,000 in 15% Senior Subordinated Pay-in-Kind Notes due March 18, 2002 (the "Senior PIK Notes"). The Senior PIK Notes will be issued to a depository on behalf of the holders of certain claims under the Plan of Reorganization. The Senior PIK Notes will be secured by, among other things, a lien on substantially all of the Company's real and personal property which liens will be subordinate to the liens created under the Loan Agreement. Interest will accrue on the outstanding balance of the Senior PIK Notes at 15% per annum, however, interest will not be paid in cash but rather by an additional note issued by the Company. The principal amount and all accrued interest with respect to the Senior PIK Notes will be due and payable on March 18, 2002.

    Subject to certain exceptions, the Senior Indenture prohibits or restricts, among other things, the incurrence of liens, the incurrence of indebtedness, certain fundamental corporate changes (including mergers, acquisitions and sales of assets), dividends, the making of specified investments and certain transactions with affiliates. The Senior Indenture does not require the Company to maintain any financial ratios.

    JUNIOR PIK NOTES. On December 18, 1996, the Company executed an indenture with Fleet National Bank, as Trustee (the "Junior Indenture"), pursuant to which the Company will issue an aggregate of $38,925,797 in 16% Junior Subordinated Pay-in-Kind Notes due July 18, 2002 (the "Junior PIK Notes"). The Junior PIK Notes will be secured by, among other things, a lien on substantially all of the Company's real and personal property which liens will be subordinate to the liens created under the Loan Agreement and the Senior Indenture. Interest will accrue on the outstanding balance of the Junior PIK Notes at 16% per annum, however, interest will not be paid in cash but rather by an additional note issued by the Company. The principal amount and all accrued interest with respect to the Junior PIK Notes will be due and payable on July 18, 2002.

    Subject to certain exceptions, the Junior Indenture prohibits or restricts, among other things, the incurrence of liens, the incurrence of indebtedness, certain fundamental corporate changes (including mergers, acquisitions and sales of assets), dividends, the making of specified investments and certain transactions with affiliates. The Junior Indenture does not require the Company to maintain any financial ratios.

    SYSTEM UPGRADES AND REBUILDS. The Company's rebuilding and upgrading programs over the last several years have consisted primarily of replacing low channel capacity cable plant with new higher channel capacity trunk and feeder lines and adding headend electronics to utilize increased channel capacity. For the years ended December 31, 1994, 1995 and 1996, capital expenditures by the Company for system rebuilds or upgrades totalled approximately $216,000, $899,000 and $1,882,000, respectively. In addition, the Company anticipates that over the next four years it will spend approximately $12.2 million to upgrade and rebuild its systems and approximately $3.6 million for additional plant construction (enabling it to pass approximately 11,600 additional homes). The Company's policy has been to utilize fiber optic technology in its rebuild projects, when it is appropriate. The Company believes that the addition of fiber optics in plant construction will extend system reach, improve picture quality, allow for increased channel capacity and improve system reliability.

    The cable television business requires substantial financing for construction, maintenance and expansion of cable plant. The Company has historically financed its capital needs through long-term debt and, to a lesser extent, through cash provided from operating activities.

    Based on the Company's current plan of operations, it is anticipated that the Company's projected cash flow from operations and current debt facilities will provide sufficient working capital for operations, debt service requirements and planned capital expenditures for the next several years. However, there can be no assurance that the Company will not require additional financing prior to that time. The Company's capital requirements depend on, among other things, whether the Company is successful in generating increased revenues and cash flow, governmental regulations affecting the cable television industry generally and the Company's systems in particular, the ability of the Company to successfully renew its franchise agreements and competing technological and market developments.

INFLATION

    Certain of the Company's expenses, such as those for wages and benefits, for equipment repair and replacement, and for billing and marketing, increase with general inflation. However, the Company does not believe that its financial results have been, or will be, adversely affected by inflation, provided that it is able to increase its service rates periodically.

ITEM 3. PROPERTIES.

    A cable television system consists of four principal operating components. The first component, the headend, receives television, radio, satellite and other signals by means of special antennas. The second component, the distribution network (which originates at the headend and extends throughout the system's service area) consists of microwave relays, coaxial or fiber optic cables placed on utility poles or buried underground and associated electronic and passive equipment. The third component, the "drop", extends from the distribution network to each customer's home and connects the distribution system to the customer's television set. The fourth component of the system is the converter, a device that changes the frequency of the television signals carried on the system to frequencies that a customer's television can receive. The Company has made available converters that can be "addressed" by sending coded signals from the headend through the system to the addressable converter. Addressable converters enable the system operator to change the customer's level of service without visiting the customer's home. Addressable converters improve system programming flexibility and operating procedures, allow system operators to change the level of service to a customer on short notice and enable customers to select pay-per-view programming events.

    The Company's principal physical assets consist of cable television systems, including signal receiving, encoding, decoding and processing equipment, distribution systems, customer drops and converters for its cable television systems. The signal receiving equipment typically includes a tower, antennas for the reception of off-air television signals and earth stations for the reception of satellite delivered programming. Headends, consisting of antennas and associated electronic equipment, are necessary for the processing, amplification and modulation of signals and are located near the receiving equipment. The Company's distribution systems typically consist of coaxial and fiber optic cables, passives and related electronic equipment. Customer equipment typically consists of the customer drop and converter. The physical components of the systems require maintenance and periodic replacement or upgrading for technological advances. The Company believes all of its principal physical assets are in reasonably good condition for their age and location.

    The Company's cables generally are attached to utility poles under pole rental agreements with local public utilities, although in some areas the distribution cable is buried in underground ducts or trenches. The FCC regulates most pole attachment rates under the Federal Pole Attachment Act.

    The Company owns or leases parcels of real property for signal reception sites (antenna towers and headends), microwave facilities and business offices. As of January 22, 1997, the Company owned four parcels of real estate and leased 38 parcels for various uses. The Company believes that its properties, both owned and leased, are in good condition and are suitable and adequate for the Company's business operations.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

    The Company has three classes of common stock, par value $0.10 per share (the "Common Stock"), issued and outstanding. The following table sets forth certain information regarding the ownership of each class of Common Stock and, except for the election of directors and other matters referred to below in this Form 10, the total voting power of the outstanding Common Stock, as of January 22, 1997, by (i) each person known by the Company to own beneficially more than five percent of any class of outstanding Common Stock; (ii) each director of the Company; and (iii) all executive officers and directors of the Company as a group (9 persons). Pursuant to a pledge agreement, dated as of December 18, 1996, by and among all of the record holders of the Company's issued and outstanding shares of Common Stock and Finova Capital Corporation ("Finova"), individually and as agent for the lenders (the "Lenders") under the Loan Agreement, all of such shares have been pledged to the Lenders as collateral for the Company's obligations under the Loan Agreement.

                                              CLASS A                   CLASS B                   CLASS C
                                          COMMON STOCK(1)           COMMON STOCK(2)           COMMON STOCK(3)
                                      ------------------------  ------------------------  ------------------------    PERCENT OF
                                        NUMBER       PERCENT      NUMBER       PERCENT      NUMBER       PERCENT         TOTAL
                                       OF SHARES    OF CLASS     OF SHARES    OF CLASS     OF SHARES    OF CLASS     VOTING POWER
                                      -----------  -----------  -----------  -----------  -----------  -----------  ---------------
Name Media/Communications Partners
  Limited Partnership et al(4)......      --           --           15,466         64.4%      --           --               47.6%
Allstate Insurance
  Company(5)........................      --           --            7,999         33.3       --           --               24.6
Fleet National Bank, as
  depositary(6).....................      --           --           --           --           75,000          100%          23.1
Scott Cable Management Company,
  Inc.(7)...........................       1,000          100%      --           --           --           --                3.1
Bruce A. Armstrong(8)...............      --           --           --           --           --           --             --
John M. Flanagan, Jr................      --           --           --           --           --           --             --
Day L. Patterson....................      --           --           --           --           --           --             --
Steven C. Fox.......................      --           --           --           --           --           --             --
Jerold S. Earl......................      --           --           --           --           --           --             --
J. Paul Morbeck.....................      --           --           --           --           --           --             --
Richard H. Churchill, Jr.(9)........      --           --           --           --           --           --             --
William Q. Derrough.................      --           --           --           --           --           --             --
Jarlath A. Johnston.................      --           --           --           --           --           --             --
All executive officers and directors
  as a group (9 persons)(8)(9)......      --           --           --           --           --           --             --

------------------------

(1) Each share of Class A Common Stock generally has ten votes per share. The holders of Class A Common Stock, voting as a separate class, are entitled to elect two of the Company's five directors, except as otherwise described herein. No share of Class A Common Stock may be transferred until all of the shares of Class C Common Stock have been converted into shares of Class A Common Stock pursuant to the Company's Amended and Restated Articles of Incorporation, except as otherwise provided in the Management Agreement. See "Item 11.--Description of Registrant's Securities To Be Registered--Class A Common Stock."

(2) Each share of Class B Common Stock generally has ten votes per share. The holders of Class B Common Stock, voting as a separate class, are entitled to elect one of the Company's five directors. See "Item 11.--Description of Registrant's Securities To Be Registered--Class B Common Stock."

(3) Each share of Class C Common Stock generally has one vote per share. The holders of Class C Common Stock, voting as a separate class, are entitled to elect two of the Company's five directors. Each share of Class C Common Stock will automatically convert into one share of Class A Common Stock upon the earlier of December 31, 1999 or a "transaction event" (as described below). The beneficial ownership of the Class C Common Stock is transferable only with the proportional share of the Senior PIK Notes issued to the holders under the Plan of Reorganization. See "Item 11.-- Description of Registrant's Securities To Be Registered--Class C Common Stock."

(4) Media/Communications Partners Limited Partnership, Chestnut Street Partners, Inc., Milk Street Partners, Inc. and TA Investors hold 13,920, 665, 240 and 641 shares, respectively, of the Class B Common Stock, representing an aggregate of 47.6% of the combined voting power of the Company's Common Stock. Such entities are under common control. The address of Media/Communications Partners Limited Partnership is 75 State Street, Boston, Massachusetts 02109.

(5) The address of Allstate Insurance Company is 3075 Sanders Road, Northbrook, Illinois 60062.

(6) Pursuant to the terms of the deposit agreement, dated as of December 18, 1996 (the "Deposit Agreement"), by and among the Company, Fleet National Bank, as depositary (the "Depositary"), and Fleet National Bank, as trustee for holders (the "Holders") of the Senior PIK Notes, the Depositary is the record holder of the 75,000 shares of Class C Common Stock on behalf of the Holders, and not as principal, and, accordingly, it has no obligation to vote such shares other than pursuant to the written instructions of the Holders in accordance with such agreement. The Depositary disclaims beneficial ownership of the 75,000 shares of Class C Common Stock held by it pursuant to the Deposit Agreement. The mailing address of Fleet National Bank is Corporate Trust Department, One Federal Street, Boston, Massachusetts 02110.

(7) The Company and Scott Cable Management Company, Inc. have entered into a management agreement, dated December 18, 1996, pursuant to which the Manager acts as the manager, supervisor and operator of the Company's cable television systems and directs all actions with respect to operations and management other than extraordinary decisions. The Manager is the registered owner of 1,000 shares of the Company's Class A Common Stock. See "Item 11.--Description of Registrant's Securities to be Registered--Class A Common Stock."

(8) Mr. Bruce A. Armstrong, the Company's President and Chief Executive officer, is the sole stockholder of the Manager and may be deemed to beneficially own the shares of Class A Common Stock held by the Manager. See "Item 5.--Directors and Executive Officers--General."

(9) Mr. Richard H. Churchill, Jr. is an indirect equity holder in Media/Communications Partners Limited Partnership, a stockholder of Milk Street Partners, Inc. and a partner of TA Investors and may be deemed to beneficially own shares of Common Stock in proportion to his percentage of equity ownership in each of such entities.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.

GENERAL

    MANAGER. The Company and Scott Cable Management Company, Inc. (the "Manager") entered into a management agreement, dated December 18, 1996 (the "Management Agreement"), pursuant to which the Manager acts as the manager, supervisor and operator of the Company's cable television systems and directs all actions concerning the operation and management of the systems other than extraordinary decisions. The Management Agreement terminates on December 31, 1999, unless earlier terminated in accordance with its terms. Bruce A. Armstrong, a member of the Company's Board of Directors and its President and Chief Executive Officer, is the sole stockholder of the Manager. The Manager has been managing the Company's systems for over eight years. All of the Company's executive officers, other than Mr. J. Paul Morbeck, are employees of an affiliate of the Manager. The Company pays the Manager a monthly fee equal to four and one-quarter percent of its gross revenues, plus reimbursement of out-of-pocket expenses up to a maximum of $300,000 per year, unless such additional expense reimbursement has been otherwise approved. The Manager also is entitled to receive an additional one-quarter percent of the Company's gross revenues each year if certain performance levels are achieved.

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information concerning the directors and executive officers of the Company:

NAME                                         AGE                POSITIONS WITH THE COMPANY
---------------------------------------      ---      ----------------------------------------------
Bruce A. Armstrong.....................          49   President, Chief Executive Officer and
                                                      Director
John M. Flanagan, Jr. .................          54   Senior Vice President, Chief Financial Officer
                                                      and Director
Day L. Patterson.......................          53   Senior Vice President, General Counsel and
                                                      Secretary
Steven C. Fox..........................          46   Vice President--Finance, Treasurer and
                                                      Assistant Secretary
Jerold S. Earl.........................          48   Vice President--Engineering
J. Paul Morbeck........................          45   Senior Vice President--Operations
Richard H. Churchill, Jr. .............          44   Director
William Q. Derrough....................          32   Director
Jarlath A. Johnston....................          48   Director

    The business experience of each of the persons listed above for at least the last five years is as follows:

    BRUCE A. ARMSTRONG has been the Company's President since 1993 and Chief Executive Officer since January 1994. From 1988 to 1993, Mr. Armstrong was the Company's Executive Vice President. Mr. Armstrong has been engaged in the cable industry for 25 years and has had a broad range of management experience at the system, regional and corporate levels. From 1984 to 1988, Mr. Armstrong held various top management positions with Jones Intercable, Inc., including serving as the President of Jones Spacelink, Ltd., a public company, from 1987 to 1988. Prior to 1984, Mr. Armstrong was a general manager and a Vice President at Teltron Cable TV. Mr. Armstrong began his career as a system manager for Tele-Communications, Inc., after graduating college and serving in the Air Force.

    JOHN M. FLANAGAN, JR. has been a Senior Vice President and Chief Financial Officer of the Company since 1993. From 1989 to 1992, he served as Vice President of Finance and Treasurer of Metro Mobil CTS, Inc. From 1981 to 1989, Mr. Flanagan was the Vice President--Finance and Chief Financial Officer of Essex Communications Corp. and Affiliated Companies. Prior to 1981, Mr. Flanagan served in various accounting and financial positions at Teleprompter Corporation and prior to that was in public accounting with Deloitte Haskins and Sells. Mr. Flanagan has over 18 years of experience in the cable television industry.

    DAY L. PATTERSON has been Senior Vice President, General Counsel and Secretary of the Company since 1988. Prior to 1988, Mr. Patterson served as Vice President and General Counsel of Group W Satellite Communications, and then as Vice President and Chief Counsel at the cable division of Westinghouse Broadcasting & Cable. Mr. Patterson first joined the cable industry in 1980 as General Counsel of Cablevision Systems Corp. Mr. Patterson began his legal career at a major law firm in New York City.

    STEVEN C. FOX has been the Vice President--Finance, Treasurer and Assistant Secretary since 1993. Since 1989, Mr. Fox has served as the Company's corporate controller. Mr. Fox served as the Corporate Controller of Multivision Cable T.V. Corp. from 1988 to 1989 and as Regional Controller for Rogers Cable Systems of America, Inc. from 1985 to 1988. Mr. Fox began his career in the cable television industry at Cablecom General, Inc. as Corporate Controller from 1974 to 1985, and General Manager of a subsidiary. Mr. Fox has over 22 years of experience in the cable television industry.

    JEROLD S. EARL has been Vice President--Engineering since 1989. Prior to that, he served as Director of Engineering for Jones Spacelink, Ltd. from 1987 to 1989 and was a Division Engineer with Jones Intercable, Inc. with responsibility for 17 systems from 1985 to 1987. From 1972 to 1985, Mr. Earl held various technical positions with Teltron Cable TV. Mr. Earl has over 24 years of experience in the cable television industry.

    J. PAUL MORBECK joined the Company as Regional Manager in 1987, became a Vice President in 1992 and became Senior Vice President--Operations in 1996. From 1975 to 1987, Mr. Morbeck served in various positions in the cable television industry including Director of Operations for a Warner Amex cable division, District Manager for Group W Satellite Communications, and System Manager at Warner Cable Communications Inc. Mr. Morbeck has 27 years of experience in the cable industry.

    RICHARD H. CHURCHILL, JR. has been a director of the Company since December 1996. Mr. Churchill is a partner of Media/Communications Partners, a Boston-based risk capital firm founded in 1986 which specializes in making private investments in the media, communications and telecommunications industries ("M/C Partners"). Mr. Churchill is a founding partner of M/C Partners and has concentrated his investment activities in the cable television and radio industries. Prior to his joining M/C Partners, Mr. Churchill was a partner at TA Associates, which he joined in 1978. Mr. Churchill is a graduate of Harvard Graduate School of Business (1978) and Dartmouth College (1974).

    WILLIAM Q. DERROUGH has been a director of the Company since December 1996. Mr. Derrough has been Senior Vice President of Chanin and Company LLC, a Los Angeles-based investment banking firm, since December 1995. He has served in various positions with Chanin and Company LLC since July 1991. Prior to joining Chanin and Company LLC, Mr. Derrough was a corporate finance generalist in the Los Angeles offices of Salomon Brothers Inc. from 1989 through 1991. He holds a bachelors degree from the University of California, Berkeley. He is also a director of Strategic Partners, Inc., a privately-held Los Angeles based designer and manufacturer of medical uniforms, school uniforms and institutional work shoes.

    JARLATH A. JOHNSTON has been a director of the Company since December 1996. Since 1994, Mr. Johnston has been an independent consultant providing advice on media financings and restructurings. From 1986 to 1990, Mr. Johnston served as a Vice President and from 1990 to 1994 as a Director in the Investment Bank Media Group at Salomon Brothers Inc. From 1984 to 1986, Mr. Johnston served as Vice President in the Media Division of Bankers Trust Company and from 1980 to 1984 he served as Assistant Vice President of the Media Department at Citibank, N.A.

BOARD OF DIRECTORS

    COMPOSITION OF THE BOARD OF DIRECTORS. The Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation") provide that the Board of Directors will consist of five members as of the effective date of the Plan of Reorganization, two who are considered to be Class A Common Stock directors, two who are considered to be Class C Common Stock directors (until such stock is converted into Class A Common Stock, at which time there will be four Class A Common Stock directors) and one who is considered to be a Class B Common Stock director. Directors are elected annually.

    As of January 22, 1997, Messrs. Armstrong and Flanagan serve as Class A Common Stock directors, Mr. Churchill serves as the Class B Common Stock director and Messrs. Derrough and Johnston serve as Class C Common Stock directors.

    SPECIAL PROVISIONS REGARDING BOARD ACTION. Except as otherwise provided in the Articles of Incorporation or below, an act of a majority of the members of the Board of Directors present at any meeting at which a quorum is present constitutes Board authorization. Notwithstanding the foregoing, the Articles of Incorporation provide that a vote of four of the Company's five directors is required for Board authorization regarding the following Company actions: incurrence of significant additional debt; extraordinary capital expenditures; the declaration of any dividend; the commencement of a voluntary case under the Bankruptcy Code or any similar bankruptcy or insolvency proceeding; or the consent of an involuntary petition for relief. In addition, the Class C Common Stock directors have the sole responsibility to make decisions on behalf of the Board of Directors with respect to the early termination of the Management Agreement as a result of a breach thereof, the selection of a new manager upon such termination, and whether the Management Agreement will be renewed at the end of its term.

ITEM 6. EXECUTIVE COMPENSATION.

EXECUTIVE COMPENSATION

    The Company's Chief Executive Officer and other executive officers, other than J. Paul Morbeck, have not earned or been paid or awarded any plan or non-plan compensation by the Company for services rendered for the year ended December 31, 1996. Each of such persons are paid by an affiliate of the Manager for services rendered to the Company. Pursuant to the Management Agreement, the Manager is paid a management fee (and additional fees upon the satisfaction of certain conditions) by the Company in connection with the management and operation of the Company's systems. See "Item 7.--Certain Relationships and Related Transactions."

    For the year ended December 31, 1996, the Company paid Mr. Morbeck a base salary of $120,730 and a bonus of $12,000. The bonus was based on Mr. Morbeck's performance in 1995 but was paid by the Company in 1996. The Company did not grant any options to purchase Common Stock to any person in the year ended December 31, 1996 and no options to purchase Common Stock are outstanding.

DIRECTOR COMPENSATION

    Pursuant to the Plan of Reorganization, the Company is required to pay each director a monthly fee of $2,500, other than any director who is either a member of the official creditors' committee (or an officer, employee or affiliate of such member) or an officer, employee or affiliate of the Manager or an officer, employee or affiliate of a holder of the Junior PIK Notes (including the Class B Common Stock). Messrs. Derrough and Johnston are the only directors entitled to receive monthly fees under this provision. All directors are reimbursed by the Company for any actual out-of-pocket expenses incurred in performing their duties as directors.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

    The following is a discussion of certain transactions entered into by the Company and its principal stockholders, executive officers and directors. The Company believes that the terms of these transactions were no less favorable to the Company than would have been obtained from non-affiliated third parties for similar transactions at the time of such transactions. The Company's current policy is that all transactions between the Company and its directors, officers and principal stockholders should be on terms no less favorable to the Company than could be obtained from unaffiliated parties.

    Scott Cable Management Company, Inc. is the Manager of the Company's systems. Bruce A. Armstrong, the Company's President and Chief Executive Officer is the sole stockholder of the Manager. Pursuant to the Management Agreement, the Manager acts as the manager, supervisor and operator of the systems and directs all actions concerning operations and management other than extraordinary decisions. Pursuant to the terms of the Management Agreement, the Company is required to pay the Manager a management fee equal to 4.25% of the Company's gross revenues (as defined in the agreement) and, subject to the satisfaction of certain conditions, an additional management fee of 0.25% of gross revenues. The Company is also required to reimburse the Manager for its reasonable out-of-pocket expenses up to a maximum of $300,000 per year, unless such additional expense reimbursement has been otherwise approved. The Management Agreement expires on December 31, 1999, unless it is terminated earlier in accordance with its terms. For the years ended December 31, 1994, 1995 and 1996, the Company has paid the Manager $1,439,000, $1,264,000 and $1,225,000 respectively, for services rendered pursuant to the Management Agreement or a prior management agreement.

    The Company arranges for some of its programming through American Cable Entertainment Programming Company, Inc. ("AmPro"). Bruce A. Armstrong, the Company's President and Chief Executive Officer, is the sole stockholder of AmPro. The Company does not pay any compensation to AmPro in connection with this arrangement.

    In March 1996, Chanin and Company LLC ("Chanin") was retained by the Official Committee of Unsecured Creditors (the "Committee") as its financial advisor in connection with the Company's proceedings before the Bankruptcy Court. William Q. Derrough, a director of the Company, is a Senior Vice President of Chanin. Pursuant to the engagement letter, the Company agreed to pay Chanin a monthly advisory fee of $50,000, plus the sum of $250,000 in connection with the confirmation of the Plan of Reorganization. The Company is also required to reimburse Chanin for all reasonable out-of-pocket expenses. As of January 22, 1996, the Company has paid Chanin $460,000 in fees, representing approximately 80% of the amount owed by the Company for monthly advisory fees, and $52,741.47 in expenses. To date, the Company owes Chanin $90,000 for monthly advisory fees and the $250,000 fee payable in connection with the confirmation of the Plan.

    For further information concerning certain arrangements between the Company and its directors and executive officers, see "Item 4.--Security Ownership of Certain Beneficial Owners and Management," "Item 5.--Directors and Executive Officers" and "Item 6--Executive Compensation."

ITEM 8. LEGAL PROCEEDINGS.

    In February 1996, the Company, together with other corporations who held the then issued and outstanding capital stock of the Company (the "Holding Companies" and together with the Company, the "Debtors"), filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. On December 6, 1996, the Bankruptcy Court confirmed the Debtors' Second Amended and Restated Joint Plan of Reorganization dated October 31, 1996, as modified. Pursuant to the Plan of Reorganization, the Company is required to file objections to the proof of claims filed by its former creditors by March 18, 1997. The Company intends to object to the proof of claims filed by CIG & Co. and Metropolitan Life Insurance Company (collectively, the "Insurance Companies"). The proof of claims filed by the Insurance Companies includes the payment of interest on indebtedness under the Company's then outstanding Senior Secured Notes (which matured in November
1995) at the default rate during the proceedings before the Bankruptcy Court. The Bankruptcy Court required the Company to put in escrow an aggregate of $387,000 pending the resolution of this claim.

    Other than as described above and ordinary and routine litigation incidental to its business operations, the Company is not involved in any pending legal proceedings.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

NO PUBLIC MARKET; NO OUTSTANDING CONVERTIBLE SECURITIES

    The Company's Common Stock is not traded on any established public trading market. In addition, none of the Company's currently issued and outstanding shares of Common Stock is subject to outstanding options or warrants to purchase, or securities convertible or exchangeable into Common Stock, except as described herein. Each share of Class C Common Stock will automatically convert into one share of Class A Common Stock upon the earlier of December 31, 1999 or a "transaction event". A "transaction event" generally includes any merger, consolidation, liquidation, reorganization or dissolution of the Company, any sale of all of the Company's systems or any similar transaction such as a reclassification of the capital stock of the Company or the dividend or other distribution of any corporate assets to the Company's stockholders.

SHARES ELIGIBLE FOR FUTURE SALE

    All of the Company's outstanding shares of Class B and Class C Common Stock were issued in December 1996 in reliance upon Section 1145(a) of the Bankruptcy Code and such shares are considered to be sold in a public offering pursuant to
Section 1145(c). Accordingly, none of the Company's 24,000 shares of Class B Common Stock or 75,000 shares of Class C Common Stock constitute "restricted securities" as defined in Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), and such shares are freely saleable under the Securities Act, unless the holders thereof are considered to be "underwriters." All of the 1,000 shares of Class C Common Stock are "restricted securities" within the meaning of Rule 144 since such shares were issued and sold by the Company in a private transaction in reliance upon an exemption from registration under the Securities Act and may be sold only if they are registered under the Securities Act or unless an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act, is available.

    In general, under Rule 144, as currently in effect, any person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned restricted shares for at least a two-year period (as computed under Rule 144) is entitled to sell within any three-month period a number of such shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock and (ii) the average weekly trading volume in the Company's Common Stock during the four calendar weeks immediately preceding such sale. Sales under Rule 144 are also subject to certain provisions relating to the manner and notice of sale and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed an affiliate of the Company at any time during the 90 days immediately preceding a sale, and who has beneficially owned restricted shares for at least a three-year period (as computed under Rule 144), would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and other conditions described above.

    Notwithstanding the foregoing, there are significant prohibitions and/or restrictions on the sale of shares of Common Stock. Pursuant to a pledge agreement, dated as of December 18, 1996, by and among all of the record holders of the Company's issued and outstanding shares of Common Stock and Finova, individually and as agent for the Lenders under the Loan Agreement, all of such shares have been pledged to the Lenders as collateral for the Company's obligations under the Loan Agreement. In addition, the Plan provides that, except as provided in the Management Agreement, the Class A Common Stock may not be transferred until the Class C Common Stock has automatically converted into Class A Common Stock. The Plan also provides that the beneficial ownership of the Class C Common Stock may be transferred only with the proportional share of the Senior PIK Notes issued to the holders thereof. The Company has also agreed not to register any shares of Class C Common Stock under the Securities Act for sale by security holders prior to the conversion to Class A Common Stock.

    Given the complex and subjective nature of the question of whether a particular holder may be an "underwriter", the Company recommends that potential sellers and/or purchasers of the Common Stock consult with counsel concerning, among other things, whether they may freely sell such Common Stock without registration under the Securities Act.

HOLDERS

    As of January 22, 1997, there was one record holder of the Class A Common Stock, six record holders of Class B Common Stock and one record holder of Class C Common Stock. Fleet National Bank, as the Depositary under the Deposit Agreement, holds the Class C Common Stock on behalf of the holders of the Senior PIK Notes.

DIVIDENDS

    The Company has not declared or paid any cash dividends on its Common Stock at any time and does not anticipate doing so in the foreseeable future. Under Texas law, the Company may not declare dividends on its common stock if, after giving effect to the dividend, the Company would be rendered insolvent or the "distribution" of such dividend exceeds the surplus of the Company. In addition, the Loan Agreement and the Senior and Junior Indentures prohibit the Company from paying any dividends. The Company's Articles of Incorporation provide that the declaration of any dividend must be approved by the vote of four of the five directors of the Company present at any meeting at which there is a quorum.

    The Company intends to retain any future earnings to repay indebtedness or finance the growth and development of its business. Any determination as to the payment of dividends will be at the discretion of the Board of Directors and will depend on, among other things, the prohibitions and provisions described above, the Company's operating results, financial condition, capital requirements, contractual provisions which restrict or prohibit the declaration of dividends and such other factors as the Board of Directors may deem relevant.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

    The following discussion sets forth certain information with respect to each class of securities sold by the Company, within the three years ended January 22, 1997, which were not registered under the Securities Act. The information includes identity of the class, the name or identity of purchasers, the dates of sale, the title and number of securities sold and the consideration received by the Company for the issuance of such securities.

    COMMON STOCK. All of the Company's outstanding shares of Common Stock were issued in December 1996. The shares of Class A Common Stock was issued in a transaction not involving a public offering under Section 4(2) of the Securities Act and the shares of Class B and Class C Common Stock were issued in reliance upon Section 1145(a) of the Bankruptcy Code. In accordance with the Plan of Reorganization, the Company issued the following securities on December 18, 1996:

    CLASS A COMMON STOCK. Pursuant to the Plan, 1,000 shares of Class A Common Stock were issued to Scott Cable Management Company, Inc. for incentive purposes.

    CLASS B COMMON STOCK. Pursuant to the Plan, each holder of the Company's unsecured junior subordinated notes due 2003 in the aggregate principal amount of $38.9 million is entitled to receive (i) a negotiable certificate representing each holder's PRO RATA share of an undivided interest in 85% of the Junior PIK Notes and (ii) a negotiable certificate representing each holder's PRO RATA share of 24,000 shares of Class B Common Stock.

    CLASS C COMMON STOCK. Pursuant to the Plan, each holder of the Company's publicly-held 12 1/4% unsecured subordinated debentures due 2001 in the aggregate principal amount of $55.1 million is entitled to receive (i) its PRO RATA share of a cash payment of $6,087,153 (representing accrued interest of $5,087,153, a $500,000 payment to reduce the principal amount of the claim and a restructuring fee of $500,000), (ii) a negotiable certificate representing each holder's PRO RATA share of an undivided interest in the Senior PIK Notes and 75,000 shares of the Company's Class C Common Stock and (iii) a negotiable certificate representing each holder's PRO RATA share of an undivided interest in 15% of the Junior PIK Notes.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

GENERAL

    The Company's authorized capital stock consists of 175,000 shares of Common Stock, with each share having a par value of $0.10, of which 76,000 shares are designated as Class A Common Stock, 24,000 shares are designated as Class B Common Stock and 75,000 shares are designated as Class C Common Stock. As of January 22, 1997, the following shares of each class of Common Stock were issued and outstanding: 1,000 shares of Class A Common Stock; 24,000 shares of Class B Common Stock; and 75,000 shares of Class C Common Stock.

    All of the classes of the Company's Common Stock have the same preferences, limitations and relative rights other than with respect to voting rights and provisions regarding conversion and transferability. The Company may not declare dividends on its Common Stock if, after giving effect to the dividend, the Company would be rendered insolvent or the "distribution" of such dividend exceeds the surplus of the Company. In addition, the Loan Agreement and the Senior and Junior Indentures prohibit the Company from paying any dividends. The Company's Articles of Incorporation provide that the declaration of any dividend must be approved by the vote of four of the five directors of the Company present at any meeting at which there is a quorum. Any determination as to the payment of dividends will be at the discretion of the Board of Directors. Holders of the Company's common stock do not have preemptive or subscription rights. There are no redemption or sinking fund provisions in the Company's Articles of Incorporation. The Articles of Incorporation prohibit the Company from issuing non-voting equity securities.

    Pursuant to a pledge agreement, dated as of December 18, 1996, by and among all of the record holders of the Company's issued and outstanding shares of Common Stock and Finova, individually and as agent for the Lenders under the Loan Agreement, all of such shares have been pledged to the Lenders as collateral for the Company's obligations under the Loan Agreement.

CLASS A COMMON STOCK

    Each share of Class A Common Stock has ten votes per share, except that with respect to the election of directors the holders of Class A Common Stock, voting as a separate class, are entitled to elect two of the Company's five directors, and upon the conversion of Class C Common Stock to Class A Common Stock, as described below, four of the five directors. The Class A Common Stock may not be transferred until the Class C Common Stock has automatically converted into Class A Common Stock in accordance with its terms, except as otherwise provided in the Management Agreement. In the event that the Management Agreement terminates as a result of a breach thereof or if a "transaction event" has not occurred by January 1, 2000, the Manager must deposit its Class A Common Stock with the Depository pursuant to the Deposit Agreement, and all of the Manager's ownership interest in the Company will terminate. A "transaction event" generally includes any merger, consolidation, liquidation, reorganization or dissolution of the Company, the sale of all of the Company's systems and any similar transactions, including the reclassification of the Company's capital stock or the dividend or other distribution of any corporate assets to its shareholders. See "Item 4.--Security Ownership of Certain Beneficial Owners and Management." and "Item 5.--Directors and Executive Officers--Manager."

CLASS B COMMON STOCK

    Each share of Class B Common Stock has ten votes per share, except that with respect to the election of directors the holders of Class B Common Stock, voting as a separate class, are entitled to elect one of the Company's five directors.

CLASS C COMMON STOCK

    Each share of Class C Common Stock has one vote per share, except that with respect to the election of directors the holders of Class C Common Stock, voting as a separate class, are entitled to elect two of the Company's five directors. Each share of the Class C Common Stock will automatically convert into one share of Class A Common Stock upon the earlier of December 31, 1999 or a "transaction event". Upon the conversion of the Class C Common Stock into Class A Common Stock, the holders of the Class A Common Stock (including the holders of shares of converted Class C Common Stock), voting as a separate class, will be entitled to elect four out of five of the Company's directors. The beneficial ownership of the Class C Common Stock may be transferred only with the proportional share of the Senior PIK Notes issued to the holders pursuant to the Plan of Reorganization.

    Any amendment to the Articles of Incorporation concerning approval by the Board of Directors with respect to certain determinations concerning the Management Agreement must be approved by the affirmative vote of a majority of the shares of holders of the Class C Common Stock, voting as a separate class.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Article 2.02-1 of the Texas Business Corporation Act permits a corporation (which includes the Company) to indemnify a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding because the person is or was serving the corporation as a director, officer, employee or similar functionary, only if such person conducted himself in good faith and reasonably believed that his conduct was in the corporation's best interests and, in the case of a criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

    The Texas Business Corporation Act provides generally that a person may be indemnified against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the person in connection with the proceeding, except that if the person is found liable to the corporation or is found liable on the basis that a personal benefit was improperly received, the indemnification is limited to reasonable expenses actually incurred. No indemnification may be made in respect of any proceeding in which the person is found liable for wilful or intentional misconduct in the performance of his duty to the corporation.

    The Articles of Incorporation require the Company to indemnify each director and officer for reasonable expenses incurred in connection with any proceeding (as defined therein, which includes any threatened, pending or completed proceeding whether civil, criminal, administrative, arbitrative or investigative) to the maximum extent permitted, and in the manner prescribed by, the Texas Business Corporation Act and any other applicable law. The Articles of Incorporation also permit the Company to advance expenses to such persons. The Company's Amended and Restated By-Laws (the "By-Laws") require the Company to indemnify any person who was or is party to, or threatened to be a party to, a proceeding against expenses (including attorneys' fees), judgments, fines and amounts paid in settlements actually and reasonably incurred in connection with such proceeding to the fullest extent and in the manner set forth in and permitted by the Texas Business Corporation Act and any other applicable law.

    The Plan requires the Company to maintain directors' and officers' liability insurance in the amount of $5,000,000 which covers certain acts or omissions of the Company's directors and officers. In November 1995, the Company also placed an aggregate of $500,000 in an indemnification fund for the payment of any claims against the Company's directors or officers giving rise to indemnification under the indemnification escrow and the Texas Business Corporation Act (the "Indemnification Escrow"). The Indemnification Escrow terminates on November 15, 2000.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

    The Company's audited consolidated financial statements for the years ended December 31, 1995, 1994 and 1993, respectively, and the Company's unaudited consolidated financial statements for the nine months ended September 30, 1996 and 1995 are set forth at the end of this Form 10 and begin on page F-1.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

    There have been no changes in or disagreements with the Company's independent public accountants during the last two fiscal years.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

    (a) Index of Financial Statements

       The following financial statements of the Company are included at the indicated page in this registration statement:

                                                                                               PAGE
                                                                                             ---------

Independent Auditors' Report...............................................................        F-1

Consolidated Balance Sheets--December 31, 1995 and 1994....................................        F-2

Consolidated Statements of Operations--For the Years Ended December 31, 1995, 1994 and
 1993......................................................................................        F-3

Consolidated Statements of Cash Flows--For the Years Ended December 31, 1995, 1994 and
 1993......................................................................................        F-4

Consolidated Statements of Shareholders' Deficiency--For the Years Ended December 31, 1995,
 1994 and 1993.............................................................................        F-5

Notes to Consolidated Financial Statements.................................................        F-6

Consolidated Balance Sheet (Unaudited)--September 30, 1996...............       F-16

Consolidated Statements of Operations (Unaudited)--For the Nine Months
 Ended September 30, 1996 and 1995.......................................       F-17

Consolidated Statements of Cash Flows (Unaudited)--For the Nine Months
 Ended September 30, 1996 and 1995.......................................       F-18

Consolidated Statement of Shareholders' Deficiency (Unaudited)--For the
 Nine Months Ended September 30, 1996....................................       F-19

Notes to Consolidated Financial Statements (Unaudited)...................       F-20

    (b) Financial Statement Schedule
      (i) Schedule VIII--Valuation Accounts

    (c) Exhibits

        The following documents are filed as part of this registration statement:

  EXHIBIT
  NUMBER                                                  EXHIBIT TITLE
-----------  --------------------------------------------------------------------------------------------------------

       2.1   --Debtors' Second Amended Joint Plan of Reorganization dated October 31, 1996.

       3.1   --Amended and Restated Articles of Incorporation.

       3.2   --Bylaws.

       4.1   --Form of certificate of Class A Common Stock.

      10.1   --Loan Agreement dated December 18, 1996 between Scott Cable Communications, Inc. and Finova Capital
               Corporation.

      10.2   --Subordination Agreement dated as of December 18, 1996 among Fleet National Bank, as Trustee, Fleet
               National Bank, as Trustee, Scott Cable Communications, Inc. and Finova Capital Corporation.

      10.3   --Security Agreement dated as of December 18, 1996 between Scott Cable Communications, Inc. and Finova
               Capital Corporation.

  EXHIBIT
  NUMBER                                                  EXHIBIT TITLE
-----------  --------------------------------------------------------------------------------------------------------
      10.4   --Pledge Agreement dated as of December 18, 1996 among Scott Cable Management Company, Inc.,
               Media/Communications Partners Limited Partnership, Chestnut Street Partners, Inc., Milk Street
               Partners, Inc., TA Investors, Northeast Ventures II, Allstate Insurance Company, Fleet National Bank,
               as Trustee, and Finova Capital Corporation.

      10.5   --Indenture dated as of December 18, 1996 between Scott Cable Communications, Inc. and Fleet National
               Bank, as Trustee (with respect to the 15% Senior Subordinated Pay-In-Kind Notes due March 18, 2002
               (the "Senior PIK Notes")).

      10.6   --Deposit Agreement dated as of December 18, 1996 between and among Scott Cable Communications, Inc.,
               Fleet National Bank and Fleet National Bank, as Trustee.

      10.7   --Subordination Agreement dated as of December 18, 1996 among Fleet National Bank, as Trustee, Fleet
               National Bank, as Trustee, and Scott Cable Communications, Inc. (with respect to the Senior PIK
               Notes).

      10.8   --Security Agreement dated as of December 18, 1996 between Scott Cable Communications, Inc. and Fleet
               National Bank, as Trustee (with respect to the Senior PIK Notes).

      10.9   --Indenture dated as of December 18, 1996 between Scott Cable Communications, Inc. and Fleet National
               Bank, as Trustee (with respect to the 16% Junior Subordinated Pay-In-Kind Notes due July 18, 2002 (the
               "Junior PIK Notes")).

      10.10  --Security Agreement dated as of December 18, 1996 between Scott Cable Communications, Inc. and Fleet
               National Bank, as Trustee (with respect to the Junior PIK Notes).

      10.11  --Management Agreement dated December 18, 1996 between Scott Cable Communications, Inc. and Scott Cable
               Management Company, Inc.

      10.12  --Escrow Agreement dated November 15, 1995 by and between Scott Cable Communications, Inc. and Baer
               Marks & Upham LLP.

      10.13  --Escrow Agreement dated as of December 18, 1996 by and among CIG & Co., Metropolitan Life Insurance
               Company, Scott Cable Communications, Inc. and First Union Bank of Connecticut.

      11.1   --Statement regarding computation of per share earnings. (Not included as the computation can be clearly determined from the material contained in the registration statement.)

      21.1   --Subsidiaries of the Company.

      27.1   --Financial Data Schedule.

                                   SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                SCOTT CABLE COMMUNICATIONS, INC.

Date: February 3, 1997          By:            /s/ BRUCE A. ARMSTRONG
                                     -----------------------------------------
                                                 Bruce A. Armstrong
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

                          INDEPENDENT AUDITORS' REPORT

Scott Cable Communications, Inc.:

    We have audited the accompanying consolidated balance sheets of Scott Cable Communications, Inc. (the "Company") and subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of operations, shareholders' deficiency and cash flows for each of the three years in the period ended December 31, 1995. Our audits also included the financial statement schedule listed in the index at Item 15(a). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Scott Cable Communications, Inc. and subsidiaries as of December 31, 1995 and 1994 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

    As discussed in Note 1 to the consolidated financial statements, on February 14, 1996, the Company filed for reorganization under Chapter 11 of the Federal Bankruptcy Code. The accompanying financial statements do not purport to reflect or provide for the consequences of the bankruptcy proceedings. In particular, such financial statements do not purport to show: (a) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (b) as to prepetition liabilities, the amounts that may be allowed for claims or contingencies, or the status and priority thereof; (c) as to stockholder accounts, the effect of any changes that may be made in the capitalization of the Company; or (d) as to operations, the effect of any changes that may be made in its business.

    The accompanying consolidated financial statements have been prepared assuming that Scott Cable Communications, Inc. and subsidiaries will continue as a going concern. As discussed in Note 1, the Company is presently unable to meet its scheduled long term debt maturity repayments and the Company's Cash Collateral Stipulation expires on December 31, 1996. These circumstances raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Deloitte & Touche LLP
Stamford, Connecticut
March 15, 1996

               SCOTT CABLE COMMUNICATIONS, INC. AND SUBSIDIARIES

           CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 1995 AND 1994

                                                                                      1995             1994
                                                                                 ---------------  ---------------
                                                     ASSETS
INVESTMENT IN CABLE TELEVISION SYSTEMS:
Land and land improvements.....................................................  $        18,523  $        18,523
Vehicles.......................................................................        1,264,342        1,282,458
Buildings and improvements.....................................................          127,326          129,695
Office furniture and equipment.................................................          288,390          302,175
CATV distribution systems and related equipment................................       35,194,410       33,033,661
                                                                                 ---------------  ---------------
    Total fixed assets.........................................................       36,892,991       34,766,512
Less accumulated depreciation..................................................      (21,300,452)     (17,865,397)
                                                                                 ---------------  ---------------
    Total fixed assets--net....................................................       15,592,539       16,901,115
FRANCHISE COSTS--net...........................................................        7,490,598       11,065,253
GOODWILL--net..................................................................       20,548,366       21,229,506
DEFERRED CHARGES--net..........................................................                         1,522,155
DEFERRED FEDERAL INCOME TAXES..................................................                           938,220
ASSETS HELD FOR SALE--net......................................................                         6,570,281
CASH AND CASH EQUIVALENTS (including restricted cash of $2,632,183 and
  $5,139,840 in 1995 and 1994, respectively)...................................        6,964,927        8,530,967
ACCOUNTS RECEIVABLE less allowance for doubtful accounts of $103,695 in 1995
  and $48,715 in 1994..........................................................          452,048          231,781
PREPAID AND OTHER ASSETS.......................................................        1,449,556          653,228
                                                                                 ---------------  ---------------
    TOTAL......................................................................  $    52,498,034  $    67,642,506
                                                                                 ---------------  ---------------
                                                                                 ---------------  ---------------
                                    LIABILITIES AND SHAREHOLDERS' DEFICIENCY
LIABILITIES:
Notes and loans payable........................................................  $   150,656,454  $   159,321,531
Accounts payable and accrued expenses..........................................        8,670,455        6,211,934
Unearned income................................................................          180,780          182,983
Converter deposits.............................................................           20,829           21,242
Deferred state income taxes....................................................          686,971          943,452
                                                                                 ---------------  ---------------
    Total liabilities..........................................................      160,215,489      166,681,142
                                                                                 ---------------  ---------------
COMMITMENTS (See Note 7)

SHAREHOLDERS' DEFICIENCY:
Common stock--100 shares authorized, issued and outstanding, no par value......            1,000            1,000
Additional paid-in-capital.....................................................        4,238,850        4,238,850
Deficit........................................................................     (111,957,305)    (103,278,486)
                                                                                 ---------------  ---------------
    Total shareholders' deficiency.............................................     (107,717,455)     (99,038,636)
                                                                                 ---------------  ---------------
    TOTAL......................................................................  $    52,498,034  $    67,642,506
                                                                                 ---------------  ---------------
                                                                                 ---------------  ---------------

                See notes to consolidated financial statements.

               SCOTT CABLE COMMUNICATIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

             FOR THE YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993

                                                                        1995            1994            1993
                                                                   --------------  --------------  --------------
Revenue..........................................................  $   28,087,568  $   29,585,220  $   34,077,395
Costs and expenses:
  Operating expenses.............................................       9,441,480       9,764,735      11,010,362
  Selling, general and administrative expenses...................       4,651,224       5,237,316       5,952,131
  Management fees................................................       1,263,941       1,439,090       1,403,178
  Depreciation and amortization..................................       9,245,698       9,859,500      10,472,264
                                                                   --------------  --------------  --------------
    Total costs and expenses.....................................      24,602,343      26,300,641      28,837,935
                                                                   --------------  --------------  --------------
Operating Income.................................................       3,485,225       3,284,579       5,239,460
Reorganization costs.............................................        (261,669)
Interest expense, net of interest income of $441,517 in 1995,
  $327,609 in 1994, and $126,001 in 1993.........................     (16,838,286)    (17,641,554)    (18,664,766)
Gain on sale of marketable securities............................                       2,516,479
Gain (loss) on sale of cable television systems and other
  assets.........................................................       5,699,717      13,336,584         (37,177)
                                                                   --------------  --------------  --------------
(Loss) income before income taxes................................      (7,915,013)      1,496,088     (13,462,483)
Income tax (expense) benefit.....................................        (763,806)       (435,483)        629,013
                                                                   --------------  --------------  --------------
Income (loss) before extraordinary items and cumulative effect of
  change in accounting principle.................................      (8,678,819)      1,060,605     (12,833,470)
Extraordinary item--gain on extinguishment of debt (net of taxes
  of $22,087)....................................................                                         455,230
                                                                   --------------  --------------  --------------
Income (loss) before cumulative effect of change in accounting
  principle......................................................      (8,678,819)      1,060,605     (12,378,240)
Cumulative effect of change in accounting principle-- adoption of
  SFAS No. 109...................................................                                        (575,639)
                                                                   --------------  --------------  --------------
    Net (loss) income............................................  $   (8,678,819) $    1,060,605  $  (12,953,879)
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------

                See notes to consolidated financial statements.

               SCOTT CABLE COMMUNICATIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

             FOR THE YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993

                                                                        1995            1994            1993
                                                                   --------------  --------------  --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income................................................  $   (8,678,819) $    1,060,605  $  (12,953,879)
  Adjustment to reconcile net (loss) income to cash provided by operating activities:
    Depreciation.................................................       3,467,748       3,712,600       4,603,884
    Amortization.................................................       5,777,950       6,146,900       5,868,380
    Accretion of Notes and Loans Payable.........................       6,348,835       6,906,529       6,887,595
    Deferred federal and state income taxes......................         681,738          71,409         (77,177)
    (Gain) loss on sale of cable television system and other
      assets.....................................................      (5,699,717)    (15,853,063)         37,177
Changes in assets and liabilities:
  Classification of current assets and liabilities to be sold....                          88,958         (65,062)
  (Decrease) increase in unearned income.........................          (2,203)       (178,376)         58,434
  (Increase) decrease in accounts receivable.....................        (220,267)        363,161         (55,049)
  (Increase) decrease in prepaid and other assets................        (796,328)       (201,201)         53,419
  Decrease in converter deposits.................................            (413)         (1,104)         (3,339)
  Increase (decrease) in accounts payable and accrued expenses...       2,458,521        (638,287)       (399,393)
                                                                   --------------  --------------  --------------
Net cash provided by operating activities........................       3,337,046       1,478,131       3,954,990
                                                                   --------------  --------------  --------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures...........................................      (2,309,803)     (1,795,234)     (2,557,927)
  Net proceeds from sale of cable television system and other
    assets.......................................................      12,420,629      26,833,554         (37,177)
                                                                   --------------  --------------  --------------
  Net cash provided by (used in) investing activities............      10,110,826      25,038,320      (2,595,104)
                                                                   --------------  --------------  --------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments on Senior bank credit facility........................                                     (15,737,274)
  Payments on Senior Zero Notes--series A, B, and C..............                                     (37,374,480)
  Payments on Senior Note--series D..............................                                      (8,883,301)
  Payments on Senior Subordinated Zero Coupon Notes..............                                     (15,610,510)
  Payments on Zero Coupon Subordinated Notes.....................                                      (9,680,178)
  Increase in deferred charges...................................                        (166,942)     (3,443,826)
(Payments on) Issuance of Senior debt:
  Senior bank loan...............................................      (4,015,917)     (5,793,135)     18,137,274
  Senior Secured Notes...........................................     (10,959,037)    (15,231,911)     46,257,781
  Senior Subordinated Notes......................................                                      15,610,510
  Zero Coupon Subordinated Notes.................................                                       9,680,178
  Other notes payable............................................         (38,958)        (35,483)     (2,338,576)
                                                                   --------------  --------------  --------------
Net cash used in financing activities............................     (15,013,912)    (21,227,471)     (3,382,402)
                                                                   --------------  --------------  --------------
Net change in cash and cash equivalents..........................      (1,566,040)      5,288,980      (2,022,516)
Cash and cash equivalents--Beginning of year.....................       8,530,967       3,241,987       5,264,503
                                                                   --------------  --------------  --------------
Cash and cash equivalents--End of year...........................  $    6,964,927  $    8,530,967  $    3,241,987
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest.........................  $    8,366,909  $   11,237,413  $   12,486,914
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------
  Cash paid during the year for income taxes.....................  $       86,400  $      500,711  $    1,316,503
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------

                See notes to consolidated financial statements.

               SCOTT CABLE COMMUNICATIONS, INC. AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIENCY

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                 COMMON STOCK*
                                            ------------------------
                                               NUMBER                  ADDITIONAL                         TOTAL
                                              OF SHARES     STATED      PAID-IN                       SHAREHOLDERS'
                                             AUTHORIZED      VALUE      CAPITAL         DEFICIT        DEFICIENCY
                                            -------------  ---------  ------------  ---------------  ---------------
BALANCE AT
  DECEMBER 31, 1992.......................          100    $   1,000  $  4,238,850  $   (91,385,212) $   (87,145,362)
NET INCOME................................                                              (12,953,879)     (12,953,879)
                                                    ---    ---------  ------------  ---------------  ---------------
BALANCE AT
  DECEMBER 31, 1993.......................          100        1,000     4,238,850     (104,339,091)    (100,099,241)
NET INCOME................................                                                1,060,605        1,060,605
                                                    ---    ---------  ------------  ---------------  ---------------
BALANCE AT
  DECEMBER 31, 1994.......................          100        1,000     4,238,850     (103,278,486)     (99,038,636)
NET LOSS..................................                                               (8,678,819)      (8,678,819)
                                                    ---    ---------  ------------  ---------------  ---------------
BALANCE AT
  DECEMBER 31, 1995.......................          100    $   1,000  $  4,238,850  $  (111,957,305) $  (107,717,455)
                                                    ---    ---------  ------------  ---------------  ---------------
                                                    ---    ---------  ------------  ---------------  ---------------

------------------------

*   Consists of 100 shares with no par value.

                See notes to consolidated financial statements.

               SCOTT CABLE COMMUNICATIONS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. PETITION FOR REORGANIZATION UNDER CHAPTER 11 AND BASIS OF PRESENTATION

PETITION FOR REORGANIZATION UNDER CHAPTER 11

    On November 15, 1995 the Bank Loans and Senior Notes of Scott Cable Communications, Inc., and Subsidiaries (the "Company") aggregating approximately $34,440,000 matured. The Company has not been in compliance with certain of the covenants in its debt agreements, including the timely payment of principal and interest. Such lack of compliance and failure to make payments on a timely basis afforded certain remedies to the holders of the debt, including acceleration of the maturity of the debt. The holders of the Bank Loans and Senior Notes (collectively the "Senior Debt") have entered into an agreement (the "Standstill Agreement") with the Company whereby the Senior Debt holders have agreed not to take any action against the Company to collect the indebtedness until February 15, 1996. In exchange for the Standstill Agreement, the Company agreed to repay $3,000,000 of principal outstanding on November 15, 1995 and to pay in full all interest accrued but unpaid on the Senior Debt for the period from August 15, 1995 through November 15, 1995 in the aggregate amount of approximately $924,000. The Company has also agreed to prepay in full all interest which would accrue from November 15, 1995 to February 15, 1996 on the Senior Debt in the aggregate amount of approximately $884,000. In addition, the Company agreed to accrue an additional 2% interest as a default rate for the period from November 15, 1995 to February 15, 1996.

    Also on November 15, 1995, the Company entered into a similar Standstill Agreement with the holders of its Senior Subordinated Notes which matured on January 15, 1996 in the amount of approximately $17,630,000. The Senior Subordinated Notes Standstill Agreement is effective through March 1, 1996. In exchange for the Standstill Agreement, the Company agreed to pay in full all interest accrued but unpaid on the Senior Subordinated Notes for the period from August 15, 1995 through November 15, 1995 in the aggregate amount of approximately $564,000. The Company also agreed to prepay in full all interest which would accrue from November 15, 1995 to February 15, 1996 on the Senior Subordinated Notes in the aggregate amount of approximately $564,000. In addition, the Company agreed to accrue an additional 2% interest as a default rate for the period from January 15, 1996 to February 15, 1996.

    On February 14, 1996, the Company and its parent corporations filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Bankruptcy Code (the "Bankruptcy Code") with the United States Bankruptcy Court for the District of Delaware (the "Court"). Pursuant to the Bankruptcy Code, the Company is continuing to operate its business and manage its assets as a debtor-in-possession.

    On March 7, 1996, the Court approved a Cash Collateral Stipulation which provides for the Company's use of its cash collateral through December 31, 1996, for expenditures including normal ongoing operating expenses, necessary capital expenditures, management fees, and the costs of the Chapter 11 case. The Company believes that its permitted use of Cash Collateral will enable it to operate and manage its cable systems and business operations efficiently throughout the term of the agreement.

    In consideration for the use of Cash Collateral the Company has agreed to grant the Senior Debt holders and the Senior Subordinated Note holders a replacement lien on all of the Company's property, assets, and rights acquired after February 14, 1996 . The Company has also agreed to pay interest monthly in arrears in cash to the Senior Debt holders. The Company's right to use its Cash Collateral under the agreement is subject to termination before December 31, 1996 under certain conditions.

               SCOTT CABLE COMMUNICATIONS, INC. AND SUBSIDIARIES

1. PETITION FOR REORGANIZATION UNDER CHAPTER 11 AND BASIS OF PRESENTATION (CONTINUED)
BASIS OF PRESENTATION

    The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the consolidated financial statements do not reflect adjustments or provide for the potential consequences of the bankruptcy proceedings of the Company. In particular, the consolidated financial statements do not purport to show: (a) the realizable value of assets on a liquidation basis or their availability to satisfy liabilities; (b) prepetition liability amounts that may be allowed for claims or contingencies or the status and priority thereof; (c) the effect of any changes that may be made to the capitalization of the Company; or (d) the effect of any changes that may be made in the Company's business operations. The outcome of these matters is not presently determinable. As discussed in Note 1, the Company is presently unable to meet its scheduled long term debt maturity repayments and the Company's Cash Collateral Stipulation expires on December 31, 1996. These conditions raise substantial doubt as to the Company's ability to continue as a going concern.

    Due to the bankruptcy proceedings, substantially all claims against the Company, prior to February 14, 1996, are subject to the automatic stay provisions under the Bankruptcy Code while the Company continues business operations as a debtor-in-possession. Unrecorded or disputed prepetition claims may arise from the determination of the Bankruptcy Court of allowed claims for contingencies and other disputed amounts.

    Since the filing date, the Company has initiated preliminary discussions with the official committee of its unsecured creditors that was appointed by the U.S. Trustee pursuant to the Bankruptcy Code. The timing of any filing of a Plan of reorganization cannot be predicted.

    The accompanying consolidated financial statements have been prepared assuming that Scott Cable Communications, Inc. and subsidiaries will continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainties referred to herein and in the preceding paragraphs.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FORMATION OF COMPANY

    On January 20, 1988, Simmons Communications Merger Corp. ("Simmons") merged with Scott Cable Communications, Inc. ("Old Scott") to form Scott Cable Communications, Inc. (the "Company"), the surviving corporation. Simmons was formed for the purpose of acquiring and merging with Old Scott and had no operations prior to the merger. The Company owns and operates cable television systems throughout the United States.

MANAGEMENT ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and

               SCOTT CABLE COMMUNICATIONS, INC. AND SUBSIDIARIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

INVESTMENT IN CABLE TELEVISION SYSTEMS

    Reception and distribution facilities and equipment additions are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets (four to twenty years).

    Franchise acquisition costs are amortized over an average of ten years using the straight-line method. Accumulated amortization of franchise costs aggregated $27,788,470 at December 31, 1995 and $24,330,316 at December 31, 1994. During
1995, $116,501 of fully amortized franchise acquisition costs were written off.

    Deferred charges at December 31, 1994 consist of $3,500,286 of loan acquisition costs and $164,075 of organization costs. Approximately $110,600 of organization costs were written off directly to amortization expense. Accumulated amortization of deferred charges aggregated $3,500,286 at December 31, 1995 and $2,142,185 at December 31, 1994. The loan acquisition costs are amortized over the life of the related debt and organization costs are amortized over four years. During 1995, $164,075 of fully amortized deferred charges were written off.

    Goodwill is amortized over forty years. Accumulated amortization of goodwill aggregated $6,320,700 at December 31, 1995 and $5,639,560 at December 31, 1994.

VALUATION OF INTANGIBLE ASSETS

    The Company, on an annual basis, undertakes a review and valuation of the net carrying value, recoverability and write-off of all categories of its intangible assets. The Company in its valuation considers current market values of its properties, competition, prevailing economic conditions, government policy including taxation, and the Company's and the industry's historical and current growth patterns, as well as the recoverability of the cost of its intangible assets based on a comparison of estimated undiscounted operating cash flows

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents consist of cash and liquid investments with a maturity of three months or less from the date of purchase.

RESTRICTED CASH

    Approximately $2,632,000 and $5,140,000 of cash at December 31, 1995 and December 31, 1994, respectively, was held in a cash collateral account and is unavailable to the Company without permission of its senior lenders. The decrease in the restricted cash was due to payments on Senior Debt.

    Approximately $500,000 of cash at December 31, 1995 was held in an escrow account to provide funds for indemnification of the Company's Officers and Directors.

               SCOTT CABLE COMMUNICATIONS, INC. AND SUBSIDIARIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
INCOME TAXES

    Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS No. 109"). The statement requires the use of an asset and liability approach for financial accounting and reporting for income taxes. The cumulative effect of this adoption on net income of prior years was $575,639, which is reflected separately in the accompanying consolidated statement of operations for the year ended December 31, 1993.

SUBSCRIPTION REVENUES

    Subscription revenues received in advance of services rendered are deferred and recorded as income in the period in which the related services are provided.

CONCENTRATIONS OF CREDIT RISK

    Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base.

DISCLOSURE OF FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amount reported in the balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximates fair value because of the immediate or short-term maturity of these financial instruments. Management does not believe it is practicable to estimate the fair value of the Company's debt facilities. (See Note 4).

RECLASSIFICATIONS

    Certain 1994 and 1993 financial statement amounts have been reclassified to conform with the current year presentation.

3. DISPOSITIONS

    On January 31, 1994 the Company sold its cable television system serving Rancho Cucamonga, California and surrounding communities for approximately $23,600,000. The carrying value of the assets sold at the date of sale, net of accumulated depreciation and amortization were as follows:

Reception and distribution facilities and equipment.............  $5,857,332
Franchise Cost..................................................  1,106,426
Goodwill........................................................  3,340,830

    The net gain on this transaction was $13,495,263.

    On October 17, 1994 Scott sold all of its holdings in QVC, Inc. The gain on sale was $2,516,479.

    On July 29, 1994 a subsidiary of the Company sold a building for $750,000. The proceeds of the sale were used to pay down debt. The sale resulted in a loss of $151,724.

               SCOTT CABLE COMMUNICATIONS, INC. AND SUBSIDIARIES

3. DISPOSITIONS (CONTINUED)
    On February 17, 1995 the Company sold its cable television systems located in Missouri, Oklahoma, Kansas, and northern Texas. The assets, net of liabilities to be assumed by Buyer, are classified as assets held for sale on the Consolidated Balance Sheet at December 31, 1994.

    The sales proceeds of this transaction were $12,374,000 of which $11,974,954 was used to make mandatory prepayments of debt. The carrying value of the assets sold at the date of sale, net of accumulated depreciation and amortization were as follows:

Reception and distribution facilities and equipment.............  $1,348,461
Franchise cost..................................................  1,066,589
Goodwill........................................................  4,244,189

    The net gain on the transaction was approximately $5,700,000.

4. NOTES AND LOANS PAYABLE

    Notes and loans payable at December 31, 1995 and 1994 are comprised of the following:

                                                                    1995            1994
                                                               --------------  --------------
SECURED LENDERS
  Senior Debt
  Bank Loans (a).............................................  $    8,328,221  $   12,344,139
    Senior Notes:
      Series A Senior Secured Notes(b).......................      12,869,261      18,597,432
      Series B Senior Secured Notes(c).......................       3,979,365       5,742,095
      Series C Senior Secured Notes(d).......................       1,836,466       2,631,627
      Series D Senior Secured Notes(e).......................       4,425,675       6,395,112
                                                               --------------  --------------
        Total Senior Debt....................................      31,438,988      45,710,405
  Senior Subordinated Notes(f)...............................      17,632,698      16,982,023
                                                               --------------  --------------
        Total Secured Debt...................................      49,071,686      62,692,428
Zero Coupon Subordinated Notes(g)............................      13,106,860      11,610,229
Subordinated Debentures(h)...................................      50,000,000      50,000,000
Junior Subordinated Debentures(i)............................      38,477,908      34,979,915
Other........................................................               0          38,959
                                                               --------------  --------------
  Total Notes and Loans Payable..............................  $  150,656,454  $  159,321,531
                                                               --------------  --------------
                                                               --------------  --------------

------------------------

(a) The Bank Loans consist of borrowings from three banks under an amended and restated credit agreement. The loans matured on November 15, 1995. This agreement provided for interest at 1.5 percentage points over the banks' prime rate (or 2.5 percentage points over LIBOR) until maturity. Interest only was payable quarterly in arrears on the fifteenth day of February, May, August, and November of each year. Under the terms of the Standstill Agreement, the Company paid interest at the full contract rate (prime plus 1.5%) for the quarters ended November 15, 1995 and February 15, 1996, and agreed to accrue an additional 2% interest as a default rate for the quarter ended

               SCOTT CABLE COMMUNICATIONS, INC. AND SUBSIDIARIES

4. NOTES AND LOANS PAYABLE (CONTINUED)
    February 15, 1996. Under the terms of the Cash Collateral Stipulation, the Company will pay interest monthly in arrears beginning March 31, 1996 at prime plus 1.5%.

(b) Series A Senior Secured Notes were due November 15, 1995. They were originally issued in the principal amount of $25,837,408 on June 30, 1993, with a stated interest rate of 11.39%. The note was divided into a Cash-Pay Principal component and a Non-Cash Pay Principal component, in the amounts of $25,610,754 and $226,654, respectively. Interest on the Cash-Pay Principal component was payable quarterly in arrears on the fifteenth day of February, May, August, and November at the rate of 7.85%. The balance of quarterly interest on the Cash-Pay Principal and the interest on the Non-Cash Pay Principal was deferred and accreted quarterly into the Non-Cash Pay Principal. The total amount of accreted interest included in the Series A Senior Secured Notes including the original Non-Cash Pay Principal was approximately $1,268,000 and $1,238,000 at December 31, 1995 and 1994,
    respectively . During the year ended December 31, 1995, approximately $348,000 of such accreted interest was paid.

(c) Series B Senior Secured Notes were due November 15, 1995. They were originally issued in the principal amount of $7,950,634 on June 30, 1993 with a stated interest rate of 11.6%. The note was divided into a Cash-Pay Principal component and a Non-Cash Pay Principal component in the amounts of $7,876,789 and $73,845, respectively. Interest on the Cash-Pay Principal component was payable quarterly in arrears on the fifteenth day of February, May, August, and November at the rate of 7.85%. The balance of quarterly interest on the Cash-Pay Principal and the interest on the Non-Cash Pay Principal was deferred and accreted quarterly into the Non-Cash Pay Principal. The total amount of accreted interest included in the Series B Senior Secured Notes including the original Non-Cash Pay Principal was approximately $415,000 and $405,000 at December 31, 1995 and 1994, respectively. During the year ended December 31, 1995, approximately $114,000 of such accreted interest was paid.

(d) Series C Senior Secured Notes were due November 15, 1995. They were originally issued in the principal amount of $3,586,438 on June 30, 1993 with a stated interest rate of 12.59%. The note was divided into a Cash-Pay Principal component and a Non-Cash Pay Principal component in the amounts of $3,544,436 and $42,002, respectively. Interest on the Cash-Pay Principal component was payable quarterly in arrears on the fifteenth day of February, May, August, and November at the rate of 7.85%. The balance of quarterly interest on the Cash-Pay Principal and the interest on the Non-Cash Pay Principal was deferred and accreted quarterly into the Non-Cash Pay Principal. The total amount of accreted interest included in the Series C Senior Secured Notes including the original Non-Cash Pay Principal was approximately $239,000 and $232,000 at December 31, 1995 and 1994, respectively. During the year ended December 31, 1995, approximately $65,000 of such accreted interest was paid.

(e) Series D Senior Secured Notes were due November 15, 1995. They were originally issued in the principal amount of $8,883,301 on June 30, 1993 with a stated interest rate of 11.4%. The notes were divided into a Cash-Pay Principal component and a Non-Cash Pay Principal component in the amounts of $8,805,155 and $78,146, respectively. Interest on the Cash-Pay Principal component was payable quarterly in arrears on the fifteenth day of February, May, August, and November at the rate of 7.85%. The balance of quarterly interest on the Cash-Pay Principal and the interest on the Non-Cash Pay Principal was deferred and accreted quarterly into the Non-Cash Pay Principal. The total amount of accreted and unpaid interest included in the Series D Senior Secured Notes including the

               SCOTT CABLE COMMUNICATIONS, INC. AND SUBSIDIARIES

4. NOTES AND LOANS PAYABLE (CONTINUED)
    original Non-Cash Pay Principal was approximately $438,000 and $428,000 at December 31, 1995 and 1994, respectively. During the year ended December 31, 1995, approximately $120,000 of such accreted interest was paid.

    Under the terms of the Standstill Agreement (see Note 1), the Company paid interest at the full stated interest rate on the entire principal balance for each series of Senior Notes for the quarters ended November 15, 1995 and February 15, 1996, and agreed to accrue an additional 2% interest as a default rate for the quarter ended February 15, 1996. Under the terms of the Cash Collateral Stipulation, the Company will pay interest monthly in arrears beginning March 31, 1996 at the full stated interest rate on the entire outstanding principal balance of the Senior Notes.

(f) Senior subordinated notes due January 15, 1996 were issued on June 30, 1993 in the principal amount of $15,610,510 with a stated interest rate of 12.8%. The note was divided into a Cash-Pay Principal component and a Non-Cash Principal component in the amounts of $15,406,376 and $204,134, respectively. Interest on the Cash-Pay Principal component is payable quarterly in arrears on the fifteenth day of February, May, August, and November at the rate of 7.5%. The balance of quarterly interest on the Cash-Pay Principal and the interest on the Non-Cash Pay Principal was deferred and accreted quarterly into the Non-Cash Pay Principal. The total amount of accreted and unpaid interest included in the Senior Subordinated Note balance was approximately $2,022,000 and $1,372,000 at December 31, 1995 and 1994, respectively.

    Under the terms of the Standstill Agreement (see Note 1), the Company paid interest at 12.8% on the entire principal balance of the Senior Subordinated Notes for the quarters ended November 15, 1995 and February 15, 1996, and agreed to accrue an additional 2% interest as a default rate for the period January 15 through February 15, 1996. After that date, interest will accrue at 12.8%.

(g) Zero coupon subordinated notes due March 15, 1996 were issued on July 8, 1993 in the principal amount of $13,448,184 with a stated interest rate of 12.5%. Interest accretes and compounds semi-annually on June 30 and December 31st.

(h) Subordinated debentures due April 15, 2001 with interest at 12.25% were issued in 1986. Mandatory sinking fund payments of $7,500,000 each are due April 15, 1996 and each April 15 thereafter through April 15, 2000. Interest is payable semi-annually on April 15 and October 15. The Company did not make the interest payment due October 15, 1995 in the amount of $3,062,500. Such amount has been included in accounts payable and accrued expenses at December 31, 1995.

(i) Junior subordinated debentures were issued on January 20, 1988 in the principal amount of $18,000,000 bearing interest at a rate of 10%. Interest, which compounds semi-annually, is payable annually in the form of additional debentures. The original maturity date was extended to November 15, 2003.

    The Other Note payable was due January 1, 1996 and bore interest at 11%.

    By virtue of certain security and pledge agreements, the holders of the Senior Debt are secured by a first lien on substantially all of the Company's assets including, but not limited to, all tangible property and fixtures, all material leasehold interests, all cash and all liquid investments, and the Company's stock. The Senior Subordinated Notes are secured by second liens on the Company's assets.

               SCOTT CABLE COMMUNICATIONS, INC. AND SUBSIDIARIES

4. NOTES AND LOANS PAYABLE (CONTINUED)
    The Company has not been in compliance with certain of the covenants in its debt agreements, including the timely payment of principal and interest. (See
Note 1).

    As a result of the filing under Chapter 11 of Title 1 under the Bankruptcy Code (See Note 1), Management does not believe it is practicable to estimate the fair value of the Company's debt facilities.

DEBT MATURITIES

    The following summarizes the maturities of amounts outstanding at December 31, 1995. There have been no changes to the maturities of the amounts outstanding as a result of the matters discussed in Note 1.

Past due......................................................  $31,438,988
1996..........................................................   39,046,628
1997..........................................................    7,500,000
1998..........................................................    7,500,000
1999..........................................................    7,500,000
2000..........................................................    7,500,000
Thereafter....................................................   93,998,895
                                                                -----------
Total.........................................................  194,484,511
Less discounted interest......................................   43,828,057
                                                                -----------
Total.........................................................  $150,656,454
                                                                -----------
                                                                -----------

5. INCOME TAXES

    The components of the net deferred income tax assets (liabilities) at December 31, 1995 and 1994 were as follows:

                                                                     1995           1994
                                                                 -------------  -------------
Deferred tax assets............................................  $  13,857,441  $  14,226,666
Deferred tax liabilities.......................................     (9,672,864)   (12,368,060)
                                                                 -------------  -------------
Net deferred tax asset.........................................      4,184,577      1,858,606
Less: valuation allowance......................................     (4,871,548)    (1,863,838)
                                                                 -------------  -------------
Total net deferred income tax assets (liabilities).............  $    (686,971) $      (5,232)
                                                                 -------------  -------------
                                                                 -------------  -------------

    The net deferred income tax assets (liabilities) are reflected in the consolidated balance sheets as follows:

                                                                         1995         1994
                                                                      -----------  -----------
Deferred income tax assets..........................................               $   938,220
Deferred income tax liabilities.....................................  $  (686,971)    (943,452)
                                                                      -----------  -----------
Total net deferred income tax asset (liabilities)...................  $  (686,971) $    (5,232)
                                                                      -----------  -----------
                                                                      -----------  -----------

               SCOTT CABLE COMMUNICATIONS, INC. AND SUBSIDIARIES

5. INCOME TAXES (CONTINUED)
    Deferred tax assets relate primarily to net operating losses, investment tax credits and Federal Alternative Minimum Tax credit carryforwards. Deferred tax liabilities relate to temporary differences between book and tax depreciation and amortization expenses, and deferred gain on installment sales.

    In 1995 the valuation allowance changed by $3,007,710 . The valuation allowance relates to net operating loss carryforwards and tax credits that are not expected to be realized before their expiration.

    Income tax expense (benefit) consisted of the following:

                                                            1995         1994         1993
                                                         -----------  -----------  -----------
Current:
  Federal..............................................  $    55,007  $   236,000
  State and local......................................       27,061      127,643  $    23,803
                                                         -----------  -----------  -----------
                                                              82,068      363,643       23,803
Deferred:
  Federal..............................................      938,220     (225,085)    (372,833)
  State & local........................................     (256,482)     296,925     (279,983)
                                                         -----------  -----------  -----------
                                                         $   763,806  $   435,483  $  (629,013)
                                                         -----------  -----------  -----------
                                                         -----------  -----------  -----------

    The Company has net operating loss carryforwards for income tax purposes at December 31, 1995 of approximately $28,900,000 expiring in years 2003 through 2008. The sale of cable television systems in 1995 (see Note 3) resulted in a tax gain of approximately $12,000,000. Additionally, the Company anticipates the recognition (for tax purposes only) of a deferred gain on an installment sale of approximately $9,300,000. No current tax liability is expected to result from the recognition of the deferred gain due to the availability of the net operating loss carryforwards. The Company also has investment tax credit carryforwards, after reductions required by the Tax Reform Act of 1986, of approximately $1,387,000 expiring in years 1999 through 2003.

    The difference between the income tax benefit computed at the Federal Statutory tax rate and the provision for income tax expense for 1995 is due primarily to limitations on the use of the net operating loss generated during the year.

6. TRANSACTIONS WITH RELATED PARTIES

    Scott Cable Management Company, Inc. ("Management") acts as manager for the Company. In accordance with the management agreement, Management is paid a management fee equal to 3% of total revenues (as defined in the management agreement) for January through March 1993, and 4.5% thereafter. The management fee was $1,263,941 for 1995, $1,439,090 for 1994, and $1,403,178 for 1993.
Additionally, the Company paid Management for out-of-pocket expenses in the amount of $66,162 for 1995, $77,840 for 1994, and $118,645 for 1993. In
accordance with the Standstill Agreement described in Note 1, management fees may be paid through February 15, 1996. As discussed in Note 1, the Cash Collateral Stipulation provides for the Company's use of its cash collateral through December 31, 1996 for expenditures including management fees.

               SCOTT CABLE COMMUNICATIONS, INC. AND SUBSIDIARIES

7. COMMITMENTS

    At December 31, 1995 future minimum lease payments, by year and in the aggregate, under noncancelable operating leases for equipment, office space and tower site rental were as follows:

                                                                              OPERATING LEASES
                                                                              ----------------
1996........................................................................    $    184,667
1997........................................................................         184,925
1998........................................................................          95,749
1999........................................................................          64,193
2000........................................................................          38,950
Thereafter..................................................................         103,500
                                                                                    --------
Minimum lease payment.......................................................    $    671,984
                                                                                    --------
                                                                                    --------

Rent expense for the year ended December 31, 1995, 1994, and 1993 was $472,452, $560,741, and $603,983, respectively.

8. 401(K) RETIREMENT SAVINGS PLAN

    The Company's employees are covered by a 401(k) retirement/savings plan covering all employees who meet service requirements. Total plan expenses for the years ended December 31, 1995, 1994, and 1993 were $7,482, $8,082, and $8,217, respectively.

9. REGULATORY MATTERS

    On October 5, 1992, Congress enacted the Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Cable Act") which regulates the cable television industry. Pursuant to the 1992 Cable Act, the Federal Communications Commission (the "FCC") has issued numerous regulations which include provisions regarding rates and other matters. As a result of these rules, the Company was required to reduce many of its basic service rates effective September 1, 1993, and again on August 1, 1994.

    On June 5, 1995, the FCC extended regulatory rate relief to small cable operators. All of the Company's cable systems qualified for this regulatory relief, which allows for greater flexibility in establishing rates (including increases). On February 8, 1996, Congress enacted the 1996 Telecommunications Act, which, among other things, immediately deregulated all levels of service except broadcast basic service for small cable operators for which all of the Company's cable systems qualified.

               SCOTT CABLE COMMUNICATIONS, INC. AND SUBSIDIARIES

               CONSOLIDATED BALANCE SHEET--AT SEPTEMBER 30, 1996
                                   UNAUDITED

                                                      ASSETS
INVESTMENT IN CABLE TELEVISION SYSTEMS:
  Land and land improvements........................................................................  $     18,523
  Vehicles..........................................................................................     1,385,249
  Buildings and improvements........................................................................       127,326
  Office furniture and equipment....................................................................       216,661
  CATV distribution systems and related equipment...................................................    38,516,112
                                                                                                      ------------
  Total Fixed Assets................................................................................    40,263,871
  Less accumulated depreciation.....................................................................   (23,785,257)
                                                                                                      ------------
  Total Fixed Assets--net...........................................................................    16,478,614
FRANCHISE COSTS--net................................................................................     4,878,974
GOODWILL--net.......................................................................................    20,048,564
DEFERRED FINANCING COSTS............................................................................       407,227
CASH AND CASH EQUIVALENTS (including restricted cash of $2,363,460).................................    10,680,240
ACCOUNTS RECEIVABLE less allowance for doubtful accounts of $97,248.................................       737,027
PREPAID AND OTHER ASSETS............................................................................     1,208,943
                                                                                                      ------------
      TOTAL ASSETS..................................................................................  $ 54,439,589
                                                                                                      ------------
                                                                                                      ------------

                                     LIABILITIES AND SHAREHOLDERS' DEFICIENCY
LIABILITIES:
Post-Petition:
  Accounts payable..................................................................................  $    885,032
  Accrued Interest--Secured.........................................................................     2,028,129
  Other.............................................................................................     2,667,864
  Income taxes payable..............................................................................         7,973
  Deferred state income taxes.......................................................................       (13,349)
  Unearned income...................................................................................       184,342
                                                                                                      ------------
  Total Post-Petition Liabiliites...................................................................     5,759,991
                                                                                                      ------------
Pre-Petition:
  Notes and loans payable--Secured..................................................................    49,071,685
  Notes and loans payable--Unsecured................................................................   102,233,401
  Accounts payable..................................................................................       405,010
  Accrued Interest--Secured.........................................................................       184,781
  Accrued Interest--Unsecured.......................................................................     5,087,152
  Other accrued liabilities.........................................................................     2,581,080
  Income taxes payable..............................................................................       (18,508)
  Deferred state income taxes.......................................................................       686,972
  Converter deposits................................................................................        20,403
                                                                                                      ------------
  Total Pre-Petition Liabilities....................................................................   160,251,976
                                                                                                      ------------
  Total Liabilities.................................................................................   166,011,967
                                                                                                      ------------

COMMITMENTS AND CONTINGENCIES (See Note 7)
SHAREHOLDERS' DEFICIENCY:
  Common stock--100 shares authorized, issued and outstanding, no par value.........................         1,000
  Additional paid-in-capital........................................................................     4,238,850
  Deficit...........................................................................................  (115,812,228)
                                                                                                      ------------
  Total shareholders' deficiency....................................................................  (111,572,378)
                                                                                                      ------------
      TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY................................................  $ 54,439,589
                                                                                                      ------------
                                                                                                      ------------

                See notes to consolidated financial statements.

               SCOTT CABLE COMMUNICATIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995

                                   UNAUDITED

                                                                                         1996           1995
                                                                                     -------------  -------------
Revenues...........................................................................  $  22,140,107  $  21,003,382
Costs and expenses:
  Operating expenses...............................................................      7,644,268      7,075,146
  Selling, general and administrative expenses.....................................      3,578,018      3,476,032
  Management fees..................................................................        996,304        945,153
  Depreciation and amortization....................................................      5,706,136      6,849,772
                                                                                     -------------  -------------
      Total Costs and Expenses.....................................................     17,924,726     18,346,103
                                                                                     -------------  -------------
Operating Income...................................................................      4,215,381      2,657,279
Reorganization items...............................................................     (1,964,811)
Interest expense--net of interest income of $334,977 in 1996 and $337,017 in 1995
  ($7,174,193 of post-petition interest on unsecured debt was not recorded--See
  Note 3)..........................................................................     (6,109,542)   (12,554,480)
Gain on sale of cable television systems and other assets..........................          3,000      5,699,717
                                                                                     -------------  -------------
Loss before income taxes...........................................................     (3,855,972)    (4,197,484)
Income tax benefit (expense).......................................................          1,049        (13,630)
                                                                                     -------------  -------------
Net loss...........................................................................  $  (3,854,923) $  (4,211,114)
                                                                                     -------------  -------------
                                                                                     -------------  -------------

                See notes to consolidated financial statements.

               SCOTT CABLE COMMUNICATIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995

                                   UNAUDITED

                                                                                         1996            1995
                                                                                     -------------  --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.........................................................................  $  (3,854,923) $   (4,211,114)
  Adjustments to reconcile net loss to net cash provided by operating activities:
    Depreciation...................................................................      2,594,711       2,549,641
    Amortization...................................................................      3,111,425       4,300,131
    Accretion in Notes and Loans payable...........................................        648,636       5,047,199
    Deferred Federal and state income taxes........................................        (13,349)       (143,134)
    Gain on sale of cable television systems and other assets......................          3,000      (5,699,717)
Changes in assets and liabilities:
  Increase (decrease) in unearned income...........................................          3,562         (73,576)
  Increase in accounts receivable..................................................       (284,979)       (340,697)
  Decrease in prepaid and other assets.............................................        240,613          76,728
  Decrease in converter deposits...................................................           (426)           (333)
  Increase in accounts payable and accrued expenses................................      5,168,591       1,638,239
  (Decrease) increase in income taxes payable......................................        (10,534)         38,946
                                                                                     -------------  --------------
Net cash provided by operating activities..........................................      7,606,327       3,182,313
                                                                                     -------------  --------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures.............................................................     (3,507,151)     (1,794,147)
  Net proceeds from disposal of assets.............................................         23,364      12,531,048
  Increase in deferred charges.....................................................                        (47,198)
                                                                                     -------------  --------------
Net cash provided by (used in) investing activities................................     (3,483,787)     10,689,703
                                                                                     -------------  --------------
CASH FLOWS USED IN FINANCING ACTIVITIES:
  Payments on senior bank credit facility..........................................                     (3,221,213)
  Payments on senior notes- Series A, B, C, & D....................................                     (8,753,741)
  Payments on other notes payable..................................................                        (28,821)
  Increase in deferred finance charges.............................................       (407,227)
                                                                                     -------------  --------------
Net cash used in financing activities..............................................       (407,227)    (12,003,775)
                                                                                     -------------  --------------
Net change in cash and cash equivalents............................................      3,715,313       1,868,241
Cash and cash equivalents--Beginning of period.....................................      6,964,927       8,530,967
                                                                                     -------------  --------------
Cash and cash equivalents--End of period...........................................  $  10,680,240  $   10,399,208
                                                                                     -------------  --------------
                                                                                     -------------  --------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the nine months for interest......................................  $   2,463,116  $    6,131,978
                                                                                     -------------  --------------
                                                                                     -------------  --------------
Cash paid during the nine months for income taxes..................................  $     216,480  $       42,509
                                                                                     -------------  --------------
                                                                                     -------------  --------------

                See notes to consolidated financial statements.

               SCOTT CABLE COMMUNICATIONS, INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENT OF SHAREHOLDERS' DEFICIENCY

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996

                                   UNAUDITED

                                                  COMMON STOCK
                                            ------------------------
                                               NUMBER                  ADDITIONAL                         TOTAL
                                              OF SHARES     STATED      PAID-IN                       SHAREHOLDERS'
                                             AUTHORIZED      VALUE      CAPITAL         DEFICIT        DEFICIENCY
                                            -------------  ---------  ------------  ---------------  ---------------
BALANCE AT
  December 31, 1995.......................          100    $   1,000  $  4,238,850  $  (111,957,305) $  (107,717,455)
NET LOSS..................................                                               (3,854,923)      (3,854,923)
                                                    ---    ---------  ------------  ---------------  ---------------

BALANCE AT
  September 30, 1996......................          100    $   1,000  $  4,238,850  $  (115,812,228) $  (111,572,378)
                                                    ---    ---------  ------------  ---------------  ---------------
                                                    ---    ---------  ------------  ---------------  ---------------

                See notes to consolidated financial statements.

               SCOTT CABLE COMMUNICATIONS, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(UNAUDITED)

1. PETITION FOR REORGANIZATION UNDER CHAPTER 11

    On November 15, 1995 the Bank Loans and Senior Notes of Scott Cable Communications, Inc., and Subsidiaries (the "Company") aggregating approximately $34,440,000 matured. The Company had not been in compliance with certain of the covenants in its debt agreements, including the timely payment of principal and interest. Such lack of compliance and failure to make payments on a timely basis afforded certain remedies to the holders of the debt, including acceleration of the maturity of the debt. The holders of the Bank Loans and Senior Notes (collectively the "Senior Debt") entered into an agreement (the "Standstill Agreement") with the Company whereby the Senior Debt holders agreed not to take any action against the Company to collect the indebtedness until February 15, 1996. In exchange for the Standstill Agreement, the Company agreed to repay $3,000,000 of principal outstanding on November 15, 1995 and to pay all interest on the Senior Debt for the period from August 15, 1995 through February 15, 1996 in the aggregate amount of approximately $1,808,000. In addition, the Company agreed to accrue an additional 2% interest as a default rate for the period from November 15, 1995 to February 15, 1996.

    Also on November 15, 1995, the Company entered into a similar Standstill Agreement with the holders of its Senior Subordinated Notes which were to mature on January 15, 1996 in the amount of approximately $17,630,000. The Senior Subordinated Notes Standstill Agreement was effective through March 1, 1996. In exchange for the Standstill Agreement, the Company agreed to pay all interest on the Senior Subordinated Notes for the period from August 15, 1995 through February 15, 1996 in the aggregate amount of approximately $1,128,000. In addition, the Company agreed to accrue an additional 2% interest as a default rate for the period from January 15, 1996 to February 15, 1996.

    On February 14, 1996, the Company and its parent corporations filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Bankruptcy Code (the "Bankruptcy Code") with the United States Bankruptcy Court for the District of Delaware (the "Court"). Pursuant to the Bankruptcy Code, the Company continued to operate its business and manage its assets as a debtor-in-possession through December 18, 1996.

    On March 7, 1996 the Court approved a Cash Collateral Stipulation which provided for the Company's use of its cash collateral through December 31, 1996, for expenditures including normal ongoing operating expenses, necessary capital expenditures, management fees, and the costs of the Chapter 11 case. The Company believes that its permitted use of Cash Collateral will enable it to operate and manage its cable systems and business operations efficiently throughout the term of the agreement.

    In consideration for the use of Cash Collateral the Company granted the Senior Debt holders and the Senior Subordinated Note holders a replacement lien on all of the Company's property, assets, and rights acquired after February 14, 1996 . The Company agreed to pay interest monthly in arrears in cash to the Senior Debt holders. The Company's right to use its Cash Collateral under the agreement is subject to termination before December 31, 1996 under certain conditions.

    On December 6, 1996, the Court confirmed the Company's Second Amended Joint Plan of Reorganization (the "Plan"). On December 18, 1996 the Plan became effective as a result of, among other things: the closing of a $67,500,000 credit facility and payment in full of the Senior Debt, Senior Subordinated Notes, and the Zero Coupon Subordinated Notes (See Note 3). In addition, certain payments were made to the Indenture Trustee on behalf of the holders of the Subordinated Debentures. The Plan further calls for the issuance of two new series of subordinated secured payment-in-kind notes ("PIK") in replacement of the Subordinated Debentures and the Junior Subordinated Debentures. The Plan also calls for payment in full of all allowed unsecured pre-petition liabilities (and therefore, liabilities reflected on the balance

               SCOTT CABLE COMMUNICATIONS, INC. AND SUBSIDIARIES

1. PETITION FOR REORGANIZATION UNDER CHAPTER 11 (CONTINUED) sheet are not subject to compromise); cancellation for the existing common stock of the Company, issuance of a new Class C common stock representing seventy-five percent of the equity to the Subordinated Debentureholders, issuance of new Class B common stock representing twenty-four percent of the equity to the Junior Subordinated Debentureholders; and, issuance of a new Class A common stock to Management representing one percent of the equity. See Note 3 for a further discussion of the refinancing in connection with the Plan.

REORGANIZATION ITEMS

    Reorganization items consist of expenses directly related to the reorganization of the Company since the Chapter 11 filing. Reorganization items totalling $1,964,811 were included in the consolidated statement of operations for the nine months ended September 30, 1996 and are summarized as follows:

Legal fees.................  $ 989,035
Financial advisory fees....    922,819
Other......................     52,957
                             ---------
    Total..................  $1,964,811
                             ---------
                             ---------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

    The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation. The financial statements do not reflect the recapitalization of the Company as outlined in Note 1. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. However, as a result of the Chapter 11 proceedings, which are more fully described in the preceding Note, such realization of assets and liquidation of liabilities was subject to significant uncertainties and Bankruptcy Court approval at September 30, 1996. As described in the previous Note, subsequent to September 30, 1996 the Company's Plan was approved by the Bankruptcy Court and became effective on December 18, 1996.

    The Company's financial statements as of September 30, 1996, have been presented in conformity with Statement of Position 90-7, "Financial Reporting By Entities in Reorganization under the Bankruptcy Code". The statement requires a segregation of liabilities subject to compromise by the Bankruptcy Court as of the bankruptcy filing date and separate, disclosure of expenses directly related to the reorganization of the Company. As described in Note 1 under the Plan as approved none of the liabilities reflected on the Consolidated balance sheet at September 30, 1996 are subject to compromise. The Consolidated Statement of Operations for the nine months ended September 30, 1996 separately discloses expenses related to the Chapter 11 proceedings. See "Reorganization Items" within Note 1. Interest expense on the Company's unsecured obligations ceased to accrue at the filing date (See Note 3).

FORMATION OF COMPANY

    On January 20, 1988, Simmons Communications Merger Corp. ("Simmons") merged with Scott Cable Communications, Inc. ("Old Scott") to form Scott Cable Communications, Inc. (the "Company"), the

               SCOTT CABLE COMMUNICATIONS, INC. AND SUBSIDIARIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) surviving corporation. Simmons was formed for the purpose of acquiring and merging with Old Scott and had no operations prior to the merger. The Company owns and operates cable television systems throughout the United States.

MANAGEMENT ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

INVESTMENT IN CABLE TELEVISION SYSTEMS

    Reception and distribution facilities and equipment additions are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets (four to twenty years).

    Franchise acquisition costs are amortized over an average of ten years using the straight-line method. Accumulated amortization of franchise costs aggregated $30,400,094 at September 30, 1996.

    Goodwill is amortized over forty years. Accumulated amortization of goodwill aggregated $6,820,501 at September 30, 1996.

VALUATION OF INTANGIBLE ASSETS

    The Company, on an annual basis, undertakes a review and valuation of the net carrying value, recoverability and write-off of all categories of its intangible assets. The Company in its valuation considers current market values of its properties, competition, prevailing economic conditions, government policy including taxation, and the Company's and the industry's historical and current growth patterns, as well as the recoverability of the cost of its intangible assets based on a comparison of estimated undiscounted operating cash flows.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents consist of cash and liquid investments with a maturity of three months or less from the date of purchase.

RESTRICTED CASH

    Approximately $2,363,000 of cash at September 30, 1996 was held in a cash collateral account and was unavailable to the Company without permission of its senior lenders. As a result of the refinancing of the Company's debt in connection with the Company's Plan, this restriction was removed on December 18, 1996.

    Approximately $500,000 of cash at September 30, 1996 was held in an escrow account to provide funds for indemnification of the Company's Officers and Directors.

               SCOTT CABLE COMMUNICATIONS, INC. AND SUBSIDIARIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
INCOME TAXES

    Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS No. 109"). The statement requires the use of an asset and liability approach for financial accounting and reporting for income taxes.

SUBSCRIPTION REVENUES

    Subscription revenues received in advance of services rendered are deferred and recorded as income in the period in which the related services are provided.

CONCENTRATIONS OF CREDIT RISK

    Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base.

DISCLOSURE OF FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amount reported in the balance sheet for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximates fair value because of the immediate or short-term maturity of these financial instruments. Management does not believe it is practicable to estimate the fair value of the Company's debt facilities. (See Note 3).

INTERIM FINANCIAL STATEMENTS

    The accompanying consolidated balance sheet as of September 30, 1996, the consolidated statements of operations, and cash flows for the nine months ended September 30, 1996 and September 30, 1995 and the consolidated statement of shareholders' deficiency for the nine months ended September 30, 1996 are unaudited but, in the opinion of management, include all adjustments necessary (consisting only of normal recurring adjustments) which are necessary to present fairly the consolidated results for these interim periods.

               SCOTT CABLE COMMUNICATIONS, INC. AND SUBSIDIARIES

3. NOTES AND LOANS PAYABLE

    Notes and loans payable at September 30, 1996 are comprised of the following:

SECURED LENDERS
  Senior Debt
  Bank Loans(a)...............................................  $ 8,328,221
    Senior Notes:(b)
      Series A Senior Secured Notes...........................   12,869,261
      Series B Senior Secured Notes...........................    3,979,365
      Series C Senior Secured Notes...........................    1,836,466
      Series D Senior Secured Notes...........................    4,425,675
                                                                -----------
        Total Senior Debt.....................................   31,438,988
  Senior Subordinated Notes(c)................................   17,632,698
                                                                -----------
        Total Secured Debt....................................   49,071,686
Zero Coupon Subordinated Notes(d).............................   13,307,604
Subordinated Debentures(e)....................................   50,000,000
Junior Subordinated Debentures(f).............................   38,925,797
                                                                -----------
  Total Notes and Loans Payable...............................  $151,305,087
                                                                -----------
                                                                -----------

------------------------

(a) The Bank Loans consist of borrowings from three banks under an amended and restated credit agreement. The loans matured on November 15, 1995. Under the terms of the Standstill Agreement (see Note 1), the Company paid interest at prime plus 1.5% for the quarters ended November 15, 1995 and February 15, 1996, and agreed to accrue an additional 2% interest as a default rate for the quarter ending February 15, 1996. Under the terms of the Cash Collateral Stipulation, the Company paid interest monthly in arrears beginning March 31, 1996 at prime plus 1.5%. Amounts outstanding under the bank loans were repaid on December 18, 1996 (see Note 1).

(b) The Senior Secured Notes were due November 15, 1995. They were originally issued in the principal amount of $46,257,781 on June 30, 1993, with stated interest rates ranging from 11.39% to 12.59%. The notes were divided into Cash-Pay Principal components and Non-Cash Pay Principal components, in the aggregate amounts of $45,837,134 and $420,647, respectively. Interest on the Cash-Pay Principal component was payable quarterly in arrears on the fifteenth day of February, May, August, and November at the rate of 7.85%. The balance of quarterly interest on the Cash-Pay Principal and the interest on the Non-Cash Pay Principal was deferred and accreted quarterly into the Non-Cash Pay Principal. The total amount of accreted interest included in the Senior Secured Notes, including the original Non-Cash Pay Principal was approximately $2,360,000 at September 30, 1996.

    Under the terms of the Standstill Agreement (see Note 1), the Company paid interest at the full stated interest rate on the entire principal balance for each series of Senior Notes for the quarters ended November 15, 1995 and February 15, 1996, and agreed to accrue an additional 2% interest as a default rate for the quarter ended February 15, 1996. Under the terms of the Cash Collateral Stipulation, the Company paid interest monthly in arrears beginning March 31, 1996 at the full stated interest rate on the entire outstanding principal balance of the Senior Notes. Amounts outstanding under the Senior Secured Notes were repaid on December 18, 1996 (see Note 1).

               SCOTT CABLE COMMUNICATIONS, INC. AND SUBSIDIARIES

3. NOTES AND LOANS PAYABLE (CONTINUED)
(c) Senior Subordinated Notes due January 15, 1996 were issued on June 30, 1993 in the principal amount of $15,610,510 with a stated interest rate of 12.8%. The note was divided into a Cash-Pay Principal component and a Non-Cash Principal component in the amounts of $15,406,376 and $204,134, respectively. Interest on the Cash-Pay Principal component was payable quarterly in arrears on the fifteenth day of February, May, August, and November at the rate of 7.5%. The balance of quarterly interest on the Cash-Pay Principal and the interest on the Non-Cash Pay Principal was deferred and accreted quarterly into the Non-Cash Pay Principal. The total amount of accreted and unpaid interest included in the Senior Subordinated Note balance was approximately $2,022,000 at September 30, 1996.

    Under the terms of the Standstill Agreement (see Note 1), the Company paid interest at 12.8% on the entire principal balance of the Senior Subordinated Notes for the quarters ended November 15, 1995 and February 15, 1996, and agreed to accrue an ladditional 2% interest as a default rate for the period January 15th through February 15, 1996. Interest was accrued from February 15, 1996 through September 30, 1996 at the rate of 12.8%, but no payments were made subsequent to February 14, 1996 until amounts outstanding under the Senior Subordinated Notes (including accrued interest) were repaid on December 18, 1996 (see Note 1).

(d) Zero Coupon Subordinated Notes due March 15, 1996 were issued on July 8, 1993 in the principal amount of $13,448,184 with a stated interest rate of 12.5%. Interest for the period February 15, 1996 through September 30, 1996 in the amount of $1,028,524 was not accrued as a result of the bankruptcy. Under the terms of the Plan, amounts outstanding under the Zero Coupon Subordinated Notes were repaid on December 18, 1996 based on the amount of principal and accrued interest outstanding as of February 14, 1996. (see
    Note 1).

(e) Subordinated debentures due April 15, 2001 with interest at 12.25% were issued in 1986. Mandatory sinking fund payments of $7,500,000 each were due April 15, 1996 and each April 15 thereafter through April 15, 2000. Interest was payable semi-annually on April 15 and October 15. The Company did not make any interest payments subsequent to April 15, 1995, and did not make any sinking fund payments. Interest has been accrued through February 14, 1996. Interest for the period February 15, 1996 through September 30, 1996 in the amount of $3,845,138 was not accrued as a result of the bankruptcy, and was not required to be paid under the terms of the Plan. The senior subordinated debentures were refinanced on December 18, 1996 (see Note 1).

(f) Junior subordinated debentures were issued on January 20, 1988 in the principal amount of $18,000,000 bearing interest at a rate of 10%. Interest, which compounds semi-annually, is payable annually in the form of additional debentures. The original maturity date was extended to November 15, 2003. No interest has been accrued subsequent to February 14, 1996. Interest for the period February 15, 1996 through September 30, 1996 in the amount of $2,300,531 was not accrued as a result of the bankruptcy, and was not required to be paid under the terms of the Plan. The junior subordinated debentures were refinanced on December 18, 1996 (See Note 1).

    By virtue of certain security and pledge agreements, the holders of the Senior Debt are secured by a first lien on substantially all of the Company's assets including, but not limited to, all tangible property and fixtures, all material leasehold interests, all cash and all liquid investments, and the Company's stock. The Senior Subordinated Notes are secured by second liens on the Company's assets.

               SCOTT CABLE COMMUNICATIONS, INC. AND SUBSIDIARIES

3. NOTES AND LOANS PAYABLE (CONTINUED)
    On the effective date of the Company's Plan of Reorganization, the note and loans payable were:

Senior Credit Facility........................................  $63,000,000
Second Secured PIK Notes......................................   49,500,000
Third Secured PIK Notes.......................................   38,925,797
                                                                -----------
                                                                $151,425,797
                                                                -----------
                                                                -----------

    The Senior Credit Facility is comprised of a $57,500,000 term loan due in increasing quarterly installments beginning January, 1998 with a final payment due on the maturity date (January 2, 2002), and a $10,000,000 Revolving Facility due on the maturity date. Initially, interest is charged at the base rate plus 1.5%. As the leverage decreases, the rate is reduced by one-quarter of 1%.

    The Second Secured PIK Notes bear interest semi-annually at the rate of 15% and are due on March 18, 2002. At maturity, the notes will have a fully accreted value of $105,846,852.

    The Third Secured PIK Notes bear interest semi-annually at the rate of 16% and are due on July 18, 2002. At maturity, the notes will have a fully accreted value of $91,971,052.

    The Senior Credit Facility is secured by a first lien on substantially all of the Company's assets, including, but not limited to, all tangible property and fixtures, all material leasehold interest, all cash and all liquid investments, and the Company's stock. The Second and Third PIK Notes are secured by second and third liens, respectively, on the Company's assets.

DEBT MATURITIES

    The following summarizes the maturities of amounts outstanding as of December 18, 1996 after giving effect to the refinancing in connection with the Company's Plan of Reorganization.

1998..........................................................  $ 1,050,000
1999..........................................................    1,550,000
2000..........................................................    2,200,000
2001..........................................................    2,600,000
Thereafter....................................................  253,417,904
                                                                -----------
Total.........................................................  260,817,904
Less discounted interest......................................  109,392,107
                                                                -----------
Total.........................................................  $151,425,797
                                                                -----------
                                                                -----------

4. DISPOSITION

    On February 17, 1995 the Company sold its cable television systems located in Missouri, Oklahoma, Kansas, and northern Texas. The assets, net of liabilities to be assumed by Buyer, are classified as assets held for sale on the Consolidated Balance Sheet at December 31, 1994.

               SCOTT CABLE COMMUNICATIONS, INC. AND SUBSIDIARIES

4. DISPOSITION (CONTINUED)
    The sales proceeds of this transaction were $12,374,000 of which $11,974,954 was used to make mandatory prepayments of debt. The carrying value of the assets sold at the date of sale, net of accumulated depreciation and amortization were as follows:

Reception and distribution facilities and equipment.............  $1,348,461
Franchise cost..................................................  1,066,589
Goodwill........................................................  4,244,189

    The net gain on the transaction was approximately $5,700,000.

5. INCOME TAXES

    The components of the net deferred income tax assets (liabilities) at September 30, 1996 were as follows:

Deferred tax assets............................................  $13,094,834
Deferred tax liabilities.......................................  (8,579,906)
                                                                 ----------
Net deferred tax asset.........................................   4,514,928
Less: valuation allowance......................................  (5,188,551)
                                                                 ----------
Total net deferred income tax liabilities......................  $ (673,623)
                                                                 ----------
                                                                 ----------

    The net deferred income tax assets (liabilities) are reflected in the consolidated balance sheets as follows:

                                                                            SEPTEMBER 30, 1996
                                                                            ------------------
Deferred income tax assets................................................     $        -0-
Deferred income tax liabilities...........................................         (673,623)
                                                                                 ----------
                                                                                 ----------
Total net deferred income tax liabilities.................................     $   (673,623)
                                                                                 ----------
                                                                                 ----------

    Deferred tax assets relate primarily to net operating losses, investment tax credits and Federal Alternative Minimum Tax credit carryforwards. Deferred tax liabilities relate to temporary differences between book and tax depreciation and amortization expenses, and deferred gain on installment sales.

    For the nine months ended September 30, 1996 the valuation allowance increased by $317,003. The valuation allowance increased because the Company is unable to determine that it is more likely than not at September 30, 1996 that the deferred tax assets attributable to the current year loss will be realized. The valuation allowance relates to net operating loss carryforwards and tax credits that are not expected to be realized before their expiration.

               SCOTT CABLE COMMUNICATIONS, INC. AND SUBSIDIARIES

5. INCOME TAXES (CONTINUED)
    Income tax (expense) benefit consisted of the following:

                                                                  SEPTEMBER 30,  SEPTEMBER 30,
                                                                      1996           1995
                                                                  -------------  -------------
Current:
  Federal.......................................................   $    (3,700)   $    83,400
  State and local...............................................        (8,600)        66,122
                                                                  -------------  -------------
                                                                       (12,300)       149,522
Deferred:
  Federal.......................................................           -0-        (10,009)
  State & local.................................................        13,349       (153,143)
                                                                  -------------  -------------
                                                                   $     1,049    $   (13,630)
                                                                  -------------  -------------
                                                                  -------------  -------------

    The Company has net operating loss carryforwards for income tax purposes at September 30, 1996 of approximately $28,100,000 expiring in years 2003 through 2008. Additionally, the Company anticipates the recognition (for tax purposes only) of a deferred gain on an installment sale of approximately $9,300,000. No current tax liability is expected to result from the recognition of the deferred gain due to the availability of the net operating loss carryforwards. The Company also has investment tax credit carryforwards, after reductions required by the Tax Reform Act of 1986, of approximately $1,387,000 expiring in years 1999 through 2003.

    The difference between the income tax benefit computed at the Federal Statutory tax rate and the provision for income tax expense for 1995 is due primarily to limitations on the use of the net operating loss generated during the year.

6. TRANSACTIONS WITH RELATED PARTIES

    Scott Cable Management Company, Inc. ("Management") acts as manager for the Company. In accordance with the management agreement, Management is paid a management fee equal to 4.5% of total revenues (as defined in the management agreement). The management fee was $996,304 and $945,153 for the nine months ended September 30, 1996 and 1995, respectively. Additionally, the Company paid Management for out-of-pocket expenses in the amount of $40,582 and $50,407 for the nine months ended September 30, 1996 and 1995, respectively.

    In accordance with the Standstill Agreement described in Note 1, management fees may be paid through February 15, 1996. As discussed in Note 1, the Cash Collateral Stipulation provides for the Company's use of its cash collateral through December 31, 1996 for expenditures including management fees.

    The Company entered into a new management agreement with Management which becomes effective January 1, 1997. Under the new agreement, Management is to be paid a management fee equal to 4.25% of total revenues, plus an additional 0.25% of revenues if certain conditions are met. The Company will also reimburse Management for out-of-pocket expenses.

               SCOTT CABLE COMMUNICATIONS, INC. AND SUBSIDIARIES

7. COMMITMENTS AND CONTINGENCIES

COMMITMENTS

    At September 30, 1996 future minimum lease payments, by year and in the aggregate, under noncancelable operating leases for equipment, office space and tower site rental were as follows:

                               FOR THE TWELVE
                                MONTHS ENDED
                               SEPTEMBER 30,                                  OPERATING LEASES
                              ---------------                                 ----------------
1997........................................................................    $    194,602
1998........................................................................         127,081
1999........................................................................          81,149
2000........................................................................          49,768
2001........................................................................          30,095
Thereafter..................................................................         110,610
                                                                                    --------
Minimum lease payment.......................................................    $    593,305
                                                                                    --------
                                                                                    --------

    Rent expense for the nine months ended September 30, 1996 and 1995 was approximately $350,880 and $357,778, respectively.

CONTINGENCIES

    The Company is involved in litigation and regulatory matters which involve certain claims which arise in the normal course of business, none of which, in the opinion of management, is expected to have a materially adverse effect on the Company's financial position or results of operations.

8. 401(K) RETIREMENT SAVINGS PLAN

    The Company's employees are covered by a 401(k) retirement/savings plan covering all employees who meet service requirements. Total plan expenses for the nine months ended September 30, 1996, and 1995 were $7,210 and $7,019, respectively.

9. REGULATORY MATTERS

    On October 5, 1992, Congress enacted the Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Cable Act") which regulates the cable television industry. Pursuant to the 1992 Cable Act, the Federal Communications Commission (the "FCC") has issued numerous regulations which include provisions regarding rates and other matters.

    On June 5, 1995, the FCC extended regulatory rate relief to small cable operators. All of the Company's cable systems qualified for this regulatory relief, which allows for greater flexibility in establishing rates (including increases). On February 8, 1996, Congress enacted the 1996 Telecommunications Act, which, among other things, immediately deregulated all levels of service except broadcast basic service for small cable operators for which all of the Company's cable systems qualified.

                                 SCHEDULE VIII
                        SCOTT CABLE COMMUNICATIONS, INC.
                               VALUATION ACCOUNTS

                                                                        COLUMN C
                                                     COLUMN B          ADDITIONS
                    COLUMN A                       BALANCE AT   ------------------------    COLUMN D   COLUMN E
                                                    BEGINNING                CHARGED TO                BALANCE AT
                                                       OF       CHARGED TO      OTHER     DEDUCTIONS     END OF
                   DESCRIPTION                       PERIOD       EXPENSE     ACCOUNTS    --DESCRIBE     PERIOD
-------------------------------------------------  -----------  -----------  -----------  -----------  ----------
                                                                                              (A)
Year ended December 31, 1993.....................   $  93,333    $ 372,557                 $ 375,628   $   90,262
Year ended December 31, 1994.....................      90,262      245,091                   286,638       48,715
Year ended December 31, 1995.....................      48,715      304,484                   249,504      103,695
Nine months ended September 30, 1996.............     103,695      192,584                   199,031       97,248

------------------------

(A) Accounts written off.